Phoenix Technologies Ltd.


RECEIVED
JAN 2 7 2006
WASH., D.C.
199
SECTION

2005

P.E. 9-30-05




06023066


phoenix
technologies

To our shareholders, partners, investors and employees:

In Fiscal Year 2005, I'm pleased to report that Phoenix Technologies Ltd. grew its top line revenue by 15%, was profitable, and made outstanding progress in expanding and diversifying its business into a supplier of endpoint confidence management solutions for a wide range of customer segments, from the enterprise to the mobile knowledge worker to the PC OEM.

First and foremost, our consistent focus over the past few years on pioneering the creation of a true defense-in-depth security model for industry-standard Windows endpoints is driving positive outcomes in our Core System Software business. In anticipation of the 2006 market launch of the new Microsoft Windows Vista OS, Phoenix TrustedCore® has emerged as the PC industry's premier, secure, Vista-ready Core System Software offering. This means that a Phoenix-powered device firmware foundation is solidly in place for market-leading OEMs and ODMs that build new systems to run Windows Vista, making this new generation of systems the most *'secure from the start'* in the history of the PC industry.

Lenovo, China's PC leader, and now a global powerhouse in the wake of the acquisition of IBM's PC division, has adopted TrustedCore for both endpoint and server products as part of its broad commitment to trusted computing. This is also a positive indicator that the Phoenix investment in both engineering and marketing assets in China is now playing a decisive role in the growth of our business. In addition to market leaders like Lenovo, our market momentum around TrustedCore is extending into new classes of non-PC devices based on X86 architecture, from critical government infrastructure to gaming systems.

Our success with market leaders like Lenovo is a strong indicator not just of success with one account, but of the big picture of Phoenix Technologies' market performance. Throughout Fiscal Year 2005 we focused our efforts on retaining and defending our strategic customer base, expanding our market-share leadership in Core System Software beyond the PC, and diversifying our overall business mix through the penetration of new sales channels and go-to-market partners.

Revenue, operating income and net income per share for Fiscal Year 2005 was $99.5 million, $9.5 million and $0.01 per share respectively. Key to our top line growth was our non traditional BIOS business which grew to over $35.0 million, up from $24.7 million in Fiscal Year 2004, a 42% increase. Maintaining this momentum is critical to our future and during the year we established operations in Hyderabad, India, to expand our new product development as part of our continuing focus on providing our customers with the most innovative products while maximizing our overall R&D investments. As a result, Phoenix ended the year with a strong balance sheet, with cash, cash equivalents and short-term investments of $74.8 million, up from $59.8 million in fiscal 2004.

Above and beyond our success in Core System Software tied to both the Windows Vista launch and new non-PC X86 device categories, Phoenix now stands at the threshold of positive critical mass in our endpoint applications development efforts. These application development efforts, based firmly on the creative and energetic contribution of hundreds of Phoenix professionals, managers and staff around the world, closely complement our TrustedCore business, and are dedicated to delivering a new generation of always-available, always secure endpoint systems.

To convey the scope of this positive momentum, allow me to outline our application accomplishments, including the compelling proof-point that Phoenix now markets a complete family of endpoint confidence management products second to none. Our family of endpoint confidence management solutions has been designed from the ground up to deliver outstanding value to the Microsoft Windows installed base, as well as to Microsoft-centric solutions providers and ecosystem partners. The Phoenix family of applications include:

Phoenix Recover Pro™ 6: This is our award winning system offering which delivers the confidence to Windows users to fully restore both endpoint system software *and* associated data in the event of a critical system failure resulting from malware attacks. As Microsoft Windows platforms face a continuous stream of new 'zero-day' attacks, IT professionals and mobile knowledge workers need to have the confidence that they can fully restore their system at the touch of a button, should in fact these attacks succeed in corrupting the OS or other Windows platform components, e.g. the Internet Explorer browser.

Phoenix Always™: This is our breakthrough post-BIOS platform designed to deliver an entirely new level of enterprise and mobile user self-service, including OS-absent web access and e-support, and a portfolio of always-secure, always-available one-button endpoint-resident applications. As Phoenix Always gains traction in the market, it will enable a new generation of instant-on devices, while delivering unprecedented levels of confidence and security to the X86endpoint architecture. Phoenix Always incorporates key technology assets we began integrating into our R&D efforts a few years back subsequent to our acquisition of an innovative digital appliance and set-top box startup company. These assets, originally developed for the kind of 'instant-on' consumer device experience, and now beginning to go mainstream, have been enhanced for use in all classes of X86 architecture systems. And Phoenix Always, like TrustedCore and RecoverPro 6, is not simply targeted at conventional PC endpoints, but is rising to the top of the agenda for the kind of non-PC embedded device developers I referred to above. These non-PC devices increasingly need to enable built-in system restore capabilities, as well as web access, e-support and protected, instant-on endpoint applications (e.g. one-button email access and one-button media viewing).

Phoenix TrustConnector™ 2: This is our market-validated initiative to bring the kind of strong device identity and authentication capabilities of our TrustedCore BIOS offering to the world-wide installed base of Windows endpoint systems. Phoenix TrustConnector 2 is Windows-compatible software that works to shut down unauthorized network access and defeat digital identity theft. TrustConnector 2 incorporates new capabilities which we designed-in as a direct result of our success with TrustConnector 1 in the Japanese financial services and government market segments. Based on these successful deployments, we are confident that TrustConnector 2 addresses a critical challenge faced by global IT organizations, i.e. how to seamlessly incorporate strong device identity into installed base Windows endpoint systems, and tie that device identity directly to user application entitlements and user directories.

Phoenix BioTrust™ ID: This is our entry into the growing biometrics user authentication market. BioTrust ID provides a solid foundation for endpoint biometrics utilization and can be implemented as both a device-resident offering targeting our network of global ODMs and OEMs, as well as an enterprise offering for the installed base of Windows endpoint systems.

Taken together, this family of applications and platform technologies has enabled us to define and focus on an emerging market opportunity that we describe as *endpoint confidence management or EPCM*. Whereas traditional 'endpoint security' vendors have focused on anti-virus and personal firewall technologies to pre-empt *known* threats, the Phoenix vision of endpoint confidence management or EPCM creates a true 'defense-in-depth' attack mitigation model for the endpoint itself, which as we have seen in recent years, is the single greatest point of vulnerability for the age of networked computing.

Over the coming months and years, we will introduce new products into the Phoenix family of Endpoint Confidence Management applications that will continue to deliver unprecedented levels of confidence to both IT managers and users as they cope with the challenge of always-escalating cyber-threats. Our R&D and development teams in India will play an increasingly significant role in the creation of these new Phoenix applications as we seek to leverage both the high levels of development experience and cost savings associated with our strategic investment in this key region.

Going forward, the Phoenix Family of Endpoint Confidence Management applications, alongside our TrustedCore offering, will become key technology enablers for leading corporations facing new government IT security mandates. From healthcare providers addressing HIPAA requirements, to banking and financial services firms dealing with new statutes designed to prevent identity theft, the Phoenix approach to endpoint confidence management holds the key to addressing both compliance and customer satisfaction/data protection issues. While daily headlines never fail to remind us that we live in a world where new cyber-attacks and cyber-crime are on the rise, our customers and partners can rely on the fact that Phoenix will continue to play a leading role in bringing the IT industry's defense-in-depth security model to the heart of the endpoint itself. In fact, one could make the case that our entire 26 year history as a pioneer in device-enabling technology development, and our unparalleled domain knowledge in X86 architecture systems, has prepared us to play a leadership role in this new frontier of endpoint confidence management. Because it's not just the Phoenix vision; it's a new information technology imperative.

In order to meet this challenge, we will need a new generation of partners and collaborators to drive innovation across the entire spectrum of endpoint confidence management capabilities. Toward this end, we announced the creation of the Endpoint Alliance, with the stated goal of pro-actively uniting ISVs, hardware OEMs and ODMs, on-demand service providers, and IT leadership around the world in delivering on the promise of full-spectrum endpoint confidence management. As we move forward into 2006, we expect our pioneering market evangelism around the Endpoint Alliance to make a real difference in preparing the ground for a new generation of Phoenix and Phoenix-partner offerings.

Looking ahead, we believe that Phoenix Technologies Ltd.'s unique balance of financial strength, product leadership, and global presence truly positions us as a company that has breakout opportunities. We would like to thank our customers, partners, employees, and shareholders for their continued confidence and support.

Sincerely,

Albert E. Sisto
Chairman, President
& Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended September 30, 2005**

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period ________ to ________.**

Commission file number 0-17111

PHOENIX TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

Delaware	**04-2685985**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

915 Murphy Ranch Road, Milpitas, CA 95035
(Address of principal executive offices, including zip code)

(408) 570-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001
Preferred Stock Purchase Rights
(Title of each Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☒ NO ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of March 31, 2005 was approximately $177,655,148 based upon the last reported sales price of the registrant's Common Stock on The Nasdaq National Market for such date. For purpose of this disclosure, shares of Common Stock held by directors and officers of the registrant and by stockholders who own more than 5% of the registrant's outstanding Common Stock have been excluded because such persons may be deemed affiliates of the registrant. This determination is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's Common Stock outstanding as of November 30, 2005 was 25,109,292.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the 2006 annual meeting of its stockholders are incorporated by reference into Part III of this Form 10-K.

PHOENIX TECHNOLOGIES LTD.

FORM 10-K
INDEX

		Page
PART I.		
ITEM 1.	Business	3
ITEM 2.	Properties	9
ITEM 3.	Legal Proceedings	9
ITEM 4.	Submission of Matters to a Vote of Security Holders	10
PART II.		
ITEM 5.	Market for Registrant's Common Stock, Related Stockholders Matters and Issuer Purchases of Equity Securities	13
ITEM 6.	Selected Consolidated Financial Data	13
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
ITEM 7A.	Quantitative and Qualitative Disclosure About Market Risk	34
ITEM 8.	Financial Statements and Supplementary Data	35
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	36
ITEM 9A.	Controls and Procedures	36
ITEM 9B.	Other Information	37
PART III.		
ITEM 10.	Directors and Executive Officers of the Registrant	38
ITEM 11.	Executive Compensation	38
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	38
ITEM 13.	Certain Relationships and Related Transactions	38
ITEM 14.	Principal Accountant Fees and Services	38
PART IV.		
ITEM 15.	Exhibits and Financial Statement Schedules	39
	Signatures	42

FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including without limitation the Business section and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may include, but are not limited to, statements concerning future liquidity and financing requirements, potential price erosion, plans to make acquisitions, dispositions or strategic investments, expectations of sales volume to customers and future revenue growth, plans to improve and enhance existing products, plans to develop and market new products, trends we anticipate in the industries and economies in which we operate, and other information that is not historical information. Words such as "could", "expects", "may", "anticipates", "believes", "estimates", "plans", and other similar expressions are intended to indicate forward-looking statements. All forward looking statements included in this document are based upon information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward looking statement to reflect events or circumstances occurring after the date hereof. Actual results could differ materially from the Company's current expectations.

Some of the factors that could cause future results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to: our ability to successfully enhance existing products and develop and market new products and technologies; adverse economic conditions and political instability in the geographic regions in which we operate; changes in industry and market conditions; variations in demand for secure and available digital devices; the rate of adoption of new operating system and microprocessor design technology; trends regarding the use of the x.86 microprocessor architecture for PCs and other digital devices; the ability of our customers to successfully introduce and market new products that incorporate our products; risks associated with our acquisition strategy; results of litigation; failure to protect our intellectual property rights; changes in our effective tax rates; our ability to successfully sell into new markets where we do not have significant prior experience; changes in financial accounting standards; changes in our relationship with leading software and semiconductor companies; our ability to retain and recruit key employees; our dependence on key customers; product and price competition in our industry; risks associated with our international sales and other activities, including currency fluctuations, acts of war or global terrorism, and changes in laws and regulations relating to our employees in international locations; and the effects of software viruses, power shortages and unexpected natural disasters. For a more detailed discussion of the risks associated with the Company's business, see the Management's Discussion and Analysis of Financial Condition and Results of Operations—"Risk Factors" section of this Form 10-K.

PART I

ITEM 1. BUSINESS

Business Overview

The Company was incorporated in the Commonwealth of Massachusetts in September 1979, and was reincorporated in the State of Delaware in December 1986. The Company's headquarters is in Milpitas, California. The mailing address of our headquarters is 915 Murphy Ranch Road, Milpitas, CA 95035, and the telephone number at that location is (408) 570-1000.

Phoenix Technologies is a global leader in the development, design, and support of software products that define, identify, and restore digital devices based on the x.86 microprocessor architecture. These devices include, but are not limited to, personal computers ("PCs"), servers and embedded machines. In addition to key products, we also provide support services to our customers as required, such as training, maintenance, and engineering services.

The majority of the Company's revenue comes from Core System Software ("CSS"), the evolution of BIOS ("Basic Input-Output System"), for PCs, servers and embedded devices, where Phoenix has established global market share leadership. CSS customers are usually original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs"), who build in Phoenix firmware products at the manufacturing stage.

The Company also provides software applications products that restore a device's contents, enable device identification to a network, and provide instant-on access to certain frequently-used applications. End customers for these applications products are enterprises, governments and service providers.

The Internet has significantly changed how business is conducted. Traditional PC platforms have become used more as "endpoints" of networks, rather than just standalone computing devices. Additionally, the rapid evolution of electronic device technology has enabled a broad range of digital devices, such as cell phones and PDAs to be connected to the Internet and used as critical elements of modern commerce. As a result, today's PC and non-PC digital devices are integral to business continuity. This has created many more potential points of entry into corporate networks and hence a need to secure those endpoints. Sustaining and protecting business continuity from malicious attacks, viruses, and worms has also created a critical need for more sophisticated authentication and recovery practices that enable increased network security and user productivity.

To meet the demands of this changing environment, the Company has continued to develop and sell products that offer a range of capabilities to its customers. Phoenix's mission is to provide device enabling and identification software that assures end point security and availability for connected digital devices.

The Company has further expanded its end-point security offerings with a new form of identity management software which utilizes fingerprint authentication, and is known as BioTrust ID. BioTrust ID is simple, easy-to-use identity management software for the Windows operating environment that enables strong authentication using a fingerprint. Using an industry-leading fingerprint matching algorithm for capturing and verifying fingerprints, BioTrust ID provides enterprises with a more secure way of managing user access. The biometric credentials themselves are protected from being tampered with through the use of Phoenix unique device ID technology. As government legislatures increasingly mandate that enterprises use multi-factor authentication to access mission critical data, Phoenix's strategy will be to leverage its security offerings as industry standards for end-point availability and security for governments and enterprises.

The security features and software applications capabilities are both built into the device and added on to the installed base, to enable trust, to protect the network, and to recover critical data in the event of a successful attack. By continuing to leverage our firmware expertise to expand beyond CSS and PCs, we have enhanced and strengthened our market presence as X.86-based digital devices continue to evolve.

Available Information

Our Website is www.phoenix.com. Through a link on the Investor Relations section of our Website, the Company makes available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings are available free of charge. Information contained on the Company's Website is not part of this report.

DESCRIPTION OF BUSINESS

The Company currently has one reportable segment, Phoenix, which includes TrustedCore, Award BIOS, FirstBIOS, FirstWare Assistant, cME Console, RecoverPro and TrustConnector products as well as related platform development tools and engineering services. See Note 9 of the Company's Consolidated Financial Statements for further information regarding segments reporting and for customer revenues by geographic region.

Products

PC systems, as well as many information appliances and other electronic devices that connect to the Internet, consist of both hardware and system firmware, or CSS/BIOS, at the core platform level. These systems and devices may also use operating system ("OS") software and applications software. The firmware or CSS/BIOS is typically stored in flash memory and/or a Read Only Memory ("ROM") chip that resides on the device's motherboard, built into the device, and is executed during power up in order to test, initialize, and manage the functionality of the hardware.

Phoenix core system software products provide a critical link between hardware platforms and operating systems, while offering improved instant-on and operating system independent accessibility and reliability through Phoenix application products.

Additionally, increased security through Phoenix TrustedCore and TrustConnector solutions is achieved both in concert with, and independent of, the operating system. In each case, these products provide complete, inter-operable solutions for customers in the traditional PC marketplace, as well as those delivering a new class of non-PC digital devices.

Phoenix also licenses software developer kits ("SDKs") to qualified partners for the development of core-resident, integrated, value-add solutions built on the Phoenix core managed environment ("cME") platform. These partners, including ISVs, OEMs, ODMs, system integrators, and system builders, can build and deploy applications in categories such as utilities, productivity, security, and content delivery.

Phoenix's products include:

Phoenix TrustedCore

In fiscal year 2005, the Company introduced TrustedCore Service Pack 2 ("SP2") for the entire TrustedCore product group, including TrustedCore Notebook, TrustedCore Desktop, TrustedCore Server, TrustedCore Embedded and Phoenix CoreArchitect. Phoenix TrustedCore is breakthrough Core System Software (CSS) that improves security and manageability of network-connected server, desktop and notebook PCs and embedded systems. The TrustedCore enhancements this year are specifically related to increased security functionality, including industry-standard compliance enabling built-in device security, digitally signed Core System Software updates and secure flash storage to protect the heart of the system.

The Phoenix TrustedCore product family also includes firmware, development tools and management applications that can be easily customized to meet the configuration requirements of various target markets. During fiscal 2005, the Company released the latest version of its visual development environment, Phoenix CoreArchitect. Phoenix CoreArchitect is integrated with Microsoft Visual Studio .NET, and provides Phoenix ODM and OEM partners with modular design and leading-edge visual development tools to deliver improved time to market and better return on investments in firmware development.

FirstBIOS Product Family

Phoenix's FirstBIOS product family is currently Phoenix's high volume CSS product family. The Phoenix FirstBIOS product family provides low-investment, high volume CSS functionality to PC and digital device manufacturers who do not require the network security and device authentication functionality of the Phoenix TrustedCore product family.

Phoenix FirstBIOS provides extensibility for a range of core platform utilities and applications, faster boot times, and a ROM-based security framework for strong authentication. Phoenix FirstBIOS Desktop uses an innovative parallel-processing design to reduce boot times by up to 25 percent while incorporating an additional layer of BIOS protection using patent-pending StrongROM™ security technology.

During fiscal 2005, Phoenix continued to enhance these CSS/BIOS products to meet the current and emerging requirements of different types of systems built by the Company's manufacturing customers and to ease deployment and improve system manageability and serviceability.

Phoenix Applications

The Phoenix product family includes the following application products:

- **Phoenix Recover 2004 Manufacturing** enables device manufacturers the ability to store a factory image on the device in a tamper-proof, locked-down partition that only the Phoenix Core System Software can access. Recover restores the original factory image (OS and applications software) without the need for a boot disk or recovery Compact Disks ("CDs") for remote restoration. This product is sold to OEMs and is built-in at the manufacturing stage of the device.
- **Phoenix Recover Pro 2004 Manufacturing** gives end-users built-in capabilities to recover and protect critical data and applications with the ability to restore the PC (including user data) to any chosen point in the drive's history without the need for a boot disk, recovery CDs or back-up media.
- **Phoenix Recover Pro 2004** is designed for organizations and service providers who wish to provide end-users with the capability to recover and protect critical data and applications and the ability to restore the PC (including user data) to any chosen point in the drive's history without the need for a boot disk, recovery CDs or back-up media. Recover Pro 2004 is designed to increase end-user productivity and reduce costs associated with IT and help desk services. Recover Pro 2004 can be installed on any compatible device at any point in its lifespan.
- **FirstWare Vault** is a windows application that stores virtual CDs in the FirstWare protected area.
- **Phoenix FirstWare Assistant** is an application that provides users with instant access to their Microsoft Outlook personal information management data and functions without having to wait to "boot" the PC, making it ideal for those crucial times when a user needs quick access to last-minute details such as the location of a meeting or a key phone number.
- **FirstWare ImageCast** is disk preparation and duplication software to assist manufacturers and others involved in deploying new computers in the product suites. These disk tools are designed to rapidly install software on a new system's hard disk.
- **Phoenix cME Console** is a software application platform that provides an operating environment independent of the user's OS in which various Phoenix applications can run. Phoenix cME Console provides device OEMs and system builders with a tamper resistant, authenticated implementation of a 'protected hidden partition' and easy-to-customize user interface (UI) that can not be over-written by virus or malware attacks, or even by the operating system (OS) itself. Phoenix cME Console includes innovative pre-configured functions designed to help system builders and PC OEMs differentiate their product offerings and generate new revenue streams through the support of pre-OS applications.
- **Phoenix TrustConnector** provides seamless device identity and strong authentication for Windows environments. TrustConnector intelligently uses characteristics of the hardware on any x.86 architecture PC, to "harden" digital credentials. Phoenix TrustConnector provides platform-secured methods for protecting the device identity while ensuring that credentials belong to and can be used only on, the system to which they are issued. And if the system comes with Phoenix TrustedCore or Phoenix FirstBIOS core system software (CSS), it will provide even greater assurance by taking advantage of the CSS-embedded crypto engine and secure silicon to lock down private keys below the operating system. Alternatively, if the system is equipped with a Trusted Platform Module ("TPM") device, Phoenix TrustConnector 2 can use the TPM resources for cryptography and secure storage.

Sales and Marketing

The Company markets and sells its CSS products and services through a global direct sales force, with sales offices in North America, Europe, Japan, and Asia Pacific, as well as through a network of regional distributors and sales representatives, OEMs, ODMs, resellers, value-added resellers, system integrators, system builders, and ISVs. Phoenix's applications products are sold to enterprises, governments and services providers exclusively through channel reseller partners including distributors, systems integrators, value-added resellers and independent software vendors.

Customers: The Company's CSS/BIOS technology is sold to OEMs and ODMs of PCs and of embedded systems. The Company has licensed its CSS/BIOS technology to various global technology leaders, including:

Original Equipment Manufacturers		
Dell Computer Corporation	IBM Corporation	Samsung Electronics Co. Ltd.
Fujitsu Limited	Lenovo Group Ltd.	Sony Corporation
Fujitsu Siemens Computer	Matsushita Electronic Corp.	Toshiba, Inc.
Hewlett Packard Company	NEC Corporation	Sharp Corporation
Foxconn eMS, Inc.		

Original Design Manufacturers	MotherBoard	Non-PC Systems
Arima Computer Corporation	ASUSTeK Computer, Inc.	Motorola, Inc.
Compal Electronics, Inc.	Elitegroup Computer Systems, Inc.	NCR Corporation
First International Computer, Inc.	Gigabyte Technology Co., Ltd.	NEC Corporation
Quanta Corporation	Micro-Star International Co., Ltd.	Taito Corporation
TriGem Computer, Inc.		Shanda Computer Co., Ltd.
Wistron Corporation		Advantech Co., Ltd.

The applications products are sold to the Company's CSS/BIOS customers, as well as to resellers and system builders. The Company's major customers for these products include Hewlett Packard Company, Fujitsu Ltd., International Business Machines, Samsung Electronics Co. Ltd., Hai Cheng (Shanghai) Information Technology Co. Ltd., Founder Computer Systems Co., Ltd., Lenovo Group Ltd., Unika and Gericom AG.

Phoenix cME TrustConnector customers include SafeNet Inc., a major vendor in the government and financial market industries and NTT Data Corporation, a leading systems integrator in Japan. SafeNet deployed Phoenix TrustConnector in its managed Virtual Private Network (VPN) service and Research in Motion ("RIM") used the Simple Protocol for Exponential Key Exchange ("SPEKE") technology from the Phoenix cME Security SDK (formerly FirstAuthority SDK) in its mobile networking products. Our major customer Nippon Telegraph and Telecommunications ("NTT") Data Systems engaged with Phoenix to begin development of a suite of services to help their customers better manage security and the protection of intellectual property for enterprise networks.

Significant Customers Lenovo (Singapore) Pte. Ltd. accounted for 15% and Quanta Computer Inc. accounted for 12% of the Company's total revenues in fiscal 2005. International Business Machines Corporation accounted for 11% of the Company's total revenues in fiscal 2004. No other customer accounted for more than 10% of total revenues in fiscal 2005, 2004, or 2003.

Competition: The Company competes for CSS/BIOS sales primarily with in-house research and development ("R&D") departments of PC manufacturers that may have significantly greater financial and technical resources, as well as closer engineering ties and experience with specific hardware platforms, than the Company. The Company believes that OEM/ODM customers often license the Company's system software products rather than develop these products internally in order to: (1) differentiate their system offerings with advanced features, (2) easily leverage the additional value of other Phoenix solutions, such as Phoenix cME

StrongROM, (3) improve time to market, (4) reduce product development risks, (5) minimize product development and support costs, and/or (6) enhance compatibility with the latest industry standards.

The Company also competes for CSS/BIOS sales with other independent suppliers, including American Megatrends Inc., a privately held company, and other small BIOS companies such as General Software, Inc. and Insyde Software, Inc.

In applications software, as with CSS/BIOS, the Company competes with in-house solutions that access the protected area of hard drives. The Company's applications that reside in the protected area compete with individual component software and diagnostic and repair software from other companies, as well as PC manufacturer-developed solutions. Price and product performance are the principal method of competition in this market. The Company leverages its existing business relationships, years of experience, intellectual property, and ability to provide integrated solutions on existing CSS/BIOS deployments as a competitive advantage against the competition.

The Company views its cME TrustConnector products as complementary to other security technologies including tokens, smart cards, and biometrics for the utilization of multi-factor security solutions by customers. Accordingly, customers using the Phoenix TrustConnector product family can maintain traditional security solutions that the customers have found to be effective, supplementing them with Phoenix products, while also replacing those the customers have found to be ineffective, difficult to maintain or costly to implement.

PRODUCT DEVELOPMENT

The Company constantly seeks to develop new products, maintain and enhance its current product lines, maintain technological competitiveness, and meet continually changing customer and market requirements. The Company's research and development expenditures in fiscal years 2005, 2004, and 2003 were $20.4 million, $22.3 million, and $27.1 million, respectively. All of Phoenix's expenditures for research and development have been expensed as incurred. At November 30, 2005, the Company's research and development and customer engineering group included 196 full-time employees.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

The Company relies primarily on U.S. and foreign patents, trade secrets, trademarks, copyrights, and contractual agreements to establish and maintain proprietary rights in its technology. The Company has an active program to file applications for and obtain patents in the U.S. and in selected foreign countries where a potential market for its products exists. As of September 30, 2005, we have been issued 75 patents in the U.S. and had 40 patent applications in process in the United States Patent and Trademark Office. On a worldwide basis, we have been issued 143 patents with respect to our product offerings and have 140 patent applications pending with respect to certain of the products we market. There can be no assurance that any of these patents would be upheld as valid if challenged.

The Company's general policy has been to seek patent protection for those inventions and improvements likely to be incorporated in its products or otherwise expected to be of long-term value. The Company protects the source code of its products as trade secrets and as unpublished copyrighted works. It also initiates litigation where appropriate to protect its rights in that intellectual property. The Company licenses the source code for its products to its customers for limited uses. Wide dissemination of its software products makes protection of its proprietary rights difficult, particularly outside the United States. Although it is possible for competitors or users to make illegal copies of its products, the Company believes the rate of technology change and the continual addition of new product features lessen the impact of illegal copying.

In recent years, there has been a marked increase in the number of patents applied for and issued with respect to software products. Although the Company believes that its products do not infringe on any copyright or other proprietary rights of third parties, the Company has no assurance that third parties will not obtain, or do not have, intellectual property rights covering features of its products, in which event the Company or its customers might be required to obtain licenses to use such features. If an intellectual property rights holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain products or stop marketing them.

EMPLOYEES

As of November 30, 2005 Phoenix employed 505 full-time employees worldwide, of 196 whom were in research and development and customer engineering, 222 were in sales and marketing, and 87 were in general administration. Phoenix's employees are not represented by a labor organization, and the Company has never experienced a work stoppage. The Company considers its employee relations to be satisfactory.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

To the Company's present knowledge, compliance with federal, state and local provisions enacted or adopted for protection of the environment has had no material effect upon its operations.

ITEM 2. PROPERTIES

The Company leases approximately 86,000 square feet of office space in Milpitas, California for the Company's headquarters under a facility lease that expires in 2013. The Company leases an approximately 49,000 square foot facility in Irvine, California under a lease agreement that expires in 2009. The Company has subleased all of the Irvine facility for the remainder of the lease term. The Company also leases office facilities in other locations including: Rockville, Maryland; Norwood, Massachusetts; Beaverton, Oregon; Taipei, Taiwan; Hong Kong; Shanghai, Beijing and Nanjing, China; Tokyo and Osaka, Japan; Seoul, Korea; Munich, Germany; and Maarssen, The Netherlands. These offices range from small sales offices to approximately 21,000 square feet of office space and generally provide engineering, sales, and technical support to customers. During fiscal 2005, the Company opened an approximately 6,000 square foot office in Hyderabad, India and an approximately 1,000 square foot office in Shenzhen, China under leases expiring in April 2010 and August 2006, respectively.

The Company considers its leased properties to be in good condition, well maintained, and generally suitable for their present and foreseeable future needs. The Company believes its facilities are adequate for its current needs and that suitable additional or substitute space will be available as needed to accommodate any expansion of its operations.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain routine legal proceedings that arise in the normal course of our business. The Company believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined), including the legal proceedings described below, will not materially affect the Company's results of operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavorable outcomes could have a material adverse impact. Regardless of outcome, litigation can have an adverse impact on the Company due to defense costs, diversion of management resources, and other factors.

Korean Electronic Certification Authority, Inc. v. Phoenix Technologies Ltd. and Phoenix Technologies (Hungary) Software Licensing, LLC. On April 21, 2003, the Korean Electronic Certification Authority, Inc., doing business as CrossCert, Inc. ("CrossCert"), filed a motion (the "Preliminary Attachment Motion") in the Suwon District Court in Seoul, Korea, without notice to Phoenix, for a "preliminary attachment" under Korean law on Phoenix's expected payments from another Phoenix customer, Samsung Electronics Co., Ltd. ("Samsung"). CrossCert obtained the preliminary attachment on April 21, 2003 in the amount of KRW 496,608,750, or approximately USD $412,000, which effectively enjoined a payment owing to the Company by

Samsung. CrossCert's claim relates to a March 30, 2001 license agreement (the "CrossCert Agreement") between CrossCert and Phoenix, under which Phoenix licensed certain software to CrossCert. Phoenix subsequently assigned its rights in the CrossCert Agreement to an affiliate, Phoenix Technologies (Hungary) Software Licensing, LLC ("Phoenix-Hungary").

On June 14, 2003, CrossCert filed a complaint in the Suwon District Court in Seoul, Korea against both Phoenix and Phoenix-Hungary for breach of contract, seeking a return of the payments made under the CrossCert Agreement in the amount of approximately USD $825,000, plus interest under Korean law. Phoenix subsequently filed an objection to the Korean's court's jurisdiction over the dispute based on a choice of forum clause in the CrossCert Agreement in which the parties agreed to the exclusive jurisdiction of the courts in Santa Clara County, California for any disputes arising out of the CrossCert Agreement. In October 2003, the Korean court dismissed CrossCert's suit against Phoenix for lack of jurisdiction. Phoenix then filed a motion for cancellation of the preliminary attachment. On November 24, 2004, the Korean court denied Phoenix's motion to cancel the preliminary attachment, and ruled that the preliminary attachment can remain in place because of the pendency of the U.S.-based lawsuit involving the parties (described below). On January 21, 2005, Phoenix deposited KRW 496,608,750, or approximately USD$412,000, into escrow with the court pending the outcome of the U.S.-based lawsuit, and requested that the court cancel and release the preliminary attachment. The court cancelled the preliminary attachment on January 28, 2005.

Phoenix Technologies Ltd. and Phoenix Technologies (Hungary) Software Licensing, LLC v. Korean Electronic Certification Authority, Inc. On May 7, 2003, Phoenix and Phoenix-Hungary filed suit against CrossCert in Santa Clara County Superior Court in the United States of America for breach of contract, interference with contract, interference with prospective economic advantage and unfair competition under California Business and Professions Code Sections 17200 et seq. The claims in this case relate to the CrossCert Agreement and CrossCert's wrongful filing of the Preliminary Attachment Motion in Korea and its interference with Phoenix's contractual relationship with Samsung. Phoenix seeks damages for CrossCert's failure to pay software maintenance fees, as well as all damages caused by CrossCert's wrongful conduct with respect to its filing of the Preliminary Attachment Motion in Korea and interference with prospective economic advantage, including lost goodwill, the extent of which is presently unknown. CrossCert filed a cross-complaint against Phoenix on October 24, 2003 for breach of contract, fraud and unfair competition under California Business and Professions Code Sections 17200 et seq. The parties unsuccessfully mediated the case on August 6, 2004.

On November 11, 2004, Phoenix filed an amended complaint which made additional claims for fraud, negligent misrepresentation and breach of the covenant of good faith and fair dealing. On March 14, 2005, Phoenix filed a second amended complaint to eliminate certain claims for breach of the covenant of good faith and fair dealing and breach of the California Business and Professions Code Section 17200 et seq. in exchange for CrossCert's elimination of its claims for unfair competition under California Business and Professions Code Section 17200 et seq. and breach of the covenant of good faith and fair dealing. Trial is currently set for March 13, 2006.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF PHOENIX TECHNOLOGIES LTD.

The executive officers of the Company serve at the discretion of the Board of Directors of Phoenix. As of the filing date of this Form 10-K, executive officers of the Company are as follows:

Name	Age	Position
Albert E. Sisto	56	Chairman, President, and Chief Executive Officer
Randall C. Bolten	53	Senior Vice President, Finance and Administration and Chief Financial Officer
W. Curtis Francis	56	Senior Vice President, Corporate Strategy and Development Division
David L. Gibbs	48	Senior Vice President and General Manager, Worldwide Field Operations Division
Scott C. Taylor	41	Vice President, General Counsel and Secretary
Ramesh V. Kesanupalli	40	Senior Vice President and General Manager of the Worldwide Product Operations Division

BIOGRAPHIES

Mr. Sisto joined the Company as President and Chief Executive Officer and was appointed to the Board of Directors in June 1999. He was elected Chairman of the Board of Directors in January 2000. Prior to joining the Company, Mr. Sisto was Chief Operating Officer of RSA Security Inc. (a company that provides information security and identity management solutions) from 1997 to 1999. He served as President, Chairman of the Board and Chief Executive Officer of DocuMagix, Inc. from 1994 to 1997. From 1989 to 1994, Mr. Sisto was President and Chief Executive Officer of PixelCraft, Inc. Mr. Sisto currently serves as a Director of Hifn, Inc. Mr. Sisto holds a bachelor's degree in engineering from the Stevens Institute of Technology.

Mr. Bolten joined the Company as Senior Vice President of Finance and Administration and Chief Financial Officer in June 2003. Prior to joining the Company, he served as a consultant providing interim Chief Financial Officer services to entrepreneurial companies from 2001 to 2003. Mr. Bolten was Chief Financial Officer and Executive Vice President of Operations for BroadVision, Inc. (a company that provides personalized self-service Web applications) from 1995 to 2001. From 1992 to 1994, he served as Chief Financial Officer of BioCAD Corporation. From 1990 to 1992, he was Chief Financial Officer of the Business Development Division, and then Vice President of Finance at Teknekron Corp. Mr. Bolten holds a bachelor's degree in economics from Princeton University and an MBA degree from Stanford University.

Mr. Francis joined the Company as Senior Vice President and General Manager of the Corporate Engineering and Planning Division in October 2001, and currently holds the title of Senior Vice President, Corporate Strategy and Development Division. Prior to joining the Company, he served as Vice President of Corporate Development for Quantum Corporation (a company that provides data storage, backup and recovery solutions) from 1998 to 2001. From 1995 to 1998, Mr. Francis was Vice President of Corporate Development and Strategic Planning at Advanced Micro Devices, Inc. Mr. Francis served as Vice President of Corporate Development at Sun Microsystems, Inc. from 1993 to 1995. Mr. Francis holds a bachelor's degree in engineering and applied science from Yale University, a master's degree in electrical engineering from the Massachusetts Institute of Technology and an MBA degree from Harvard University.

Mr. Gibbs joined the Company as Vice President of Business Development in March 2001, was promoted to Senior Vice President and General Manager of the Information Appliance Division in May 2001, and became Senior Vice President and General Manager of the Global Sales and Support Division in October 2001. Prior to joining the Company, Mr. Gibbs served as Vice President, Sales and Asia Pacific Strategic Accounts Manager at FlashPoint Technologies (a company that provides embedded software solutions) from 1998 to 2001. From 1997 to 1998, Mr. Gibbs was Vice President of Sales at DocuMagix, Inc. Mr. Gibbs held a number of executive sales and business development positions with Insignia Solutions from 1993 to 1997. Mr. Gibbs holds a bachelor's degree in economics from the University of California at Los Angeles.

Mr. Taylor joined the Company as Associate General Counsel in January 2002, and was promoted to Vice President, General Counsel and Secretary in January 2004. Prior to joining the Company, Mr. Taylor was Vice President and General Counsel of Narus, Inc. (a company that provides Internet and telecommunications network management solutions) from 2000 to 2001. Mr. Taylor served first as Corporate Counsel and then as Director of the Legal Department at Symantec Corporation (a company that provides computer utility and information security solutions) from 1998 to 2000. Mr. Taylor was a commercial and corporate transactions attorney with the San Francisco-based law firm Pillsbury Winthrop from 1992 to 1998. Mr. Taylor holds a bachelor's degree in International Relations from Stanford University and a juris doctor degree from George Washington University.

Mr. Kesanupalli joined the Company as Vice President of Applications Systems and Engineering in July 2004, and was promoted to Senior Vice President of the Applications Products Engineering Division in November 2004. Currently Mr. Kesanupalli serves as Senior Vice President and General Manager, Worldwide Product Operations. Prior to joining the Company, Mr. Kesanupalli was the founder and Chief Executive Officer of Kinera, Inc. (now Telsima, Inc., a company that provides converged telecommunications network solutions) from 1999 to 2003. From 1995 to 1999, Mr. Kesanupalli was the founder, President and Chief Executive Officer of Object Connect Inc. Mr. Kesanupalli currently serves as Chairman of the Board of Directors for Intensa Inc. Mr. Kesanupalli holds a bachelor's degree in electronics engineering from the Madras Institute of Technology and a bachelor's degree in physics from Nagarjuna University.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ National Market under the symbol PTEC. The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Company's common stock, as reported by the Nasdaq National Market.

	High	Low
Year ended September 30, 2005		
Fourth quarter	$ 8.58	$6.36
Third quarter	9.33	7.20
Second quarter	10.24	6.99
First quarter	8.41	5.03
Year ended September 30, 2004		
Fourth quarter	$ 7.00	$4.83
Third quarter	7.02	5.23
Second quarter	8.32	4.94
First quarter	9.10	5.89

The Company had 192 shareholders of record as of November 30, 2005. To date, the Company has paid no cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying any dividends in the foreseeable future.

The Company did not repurchase any of its equity securities during fiscal year ended September 30, 2005. On October 11, 2005, the Board of Directors authorized the Company to repurchase up to $15 million of its common stock over the next twelve months.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data below includes business combinations described in Note 3 to the Consolidated Financial Statements. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

Consolidated Statements of Operations Data

(In thousands, except per share data)

	For the Years ended September 30,				
	2005	2004	2003	2002	2001
Revenues	**$99,536**	$86,750	$ 85,408	$93,080	$102,358
Gross margin	**82,083**	71,558	68,238	79,173	84,320
Operating Income (loss) from continuing operations	**9,541**	3,064	(15,121)	(5,620)	(1,160)
Income (loss) from continuing operations	**277**	449	(26,654)	(3,320)	(2,629)
Discontinued operations, net of tax	**0**	0	0	(1,570)	(15,373)
Net income (loss)	**277**	449	(26,654)	(4,890)	(18,002)
Earnings (loss) per share from continuing operations:					
Basic	**$ 0.01**	$ 0.02	$ (1.09)	$ (0.13)	$ (0.10)
Diluted	**$ 0.01**	$ 0.02	$ (1.09)	$ (0.13)	$ (0.10)
Earnings (loss) per share:					
Basic	**$ 0.01**	$ 0.02	$ (1.09)	$ (0.19)	$ (0.72)
Diluted	**$ 0.01**	$ 0.02	$ (1.09)	$ (0.19)	$ (0.72)

Consolidated Balance Sheet Data
(In thousands)

	September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Cash, cash equivalents, and short-term investments	**$ 74,827**	$ 59,823	$ 47,246	$ 76,312	$ 32,994
Working capital	**72,348**	65,696	55,172	71,495	72,427
Total assets	**131,036**	120,885	116,463	153,286	162,266
Long-term obligations	**2,205**	3,590	2,464	726	2,151
Stockholders' equity	**96,964**	93,029	91,391	125,957	119,696

In January 2002, Phoenix acquired certain assets of a privately held company, StorageSoft, Inc. ("StorageSoft"), pursuant to an Asset Acquisition Agreement dated December 21, 2001. StorageSoft is a developer of drive diagnostic utilities and hard drive imaging software that reduces the cost to own, deploy, and manage multiple PCs. This acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business were included in the Consolidated Balance Sheets as of September 30, 2002. The results of operations from the date of acquisition through September 30, 2002 were included in the accompanying Consolidated Statement of Operations for the year ended September 30, 2002.

In the fourth quarter of fiscal 2002, Phoenix completed the sale of inSilicon. Prior period results have been reclassified to reflect inSilicon as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Form 10-K. The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those indicated in such forward-looking statements as a result of a number of factors, including those set forth below under "Risk Factors" and elsewhere in this Form 10-K.

Company Overview

Phoenix Technologies is a global leader in the development, design, and support of software products that define, identify, and restore digital devices based on the x.86 microprocessor architecture. These devices include, but are not limited to, personal computers ("PCs"), servers and embedded machines. In addition to key products, we also provide support services to our customers as required, such as training, maintenance, and engineering services.

The majority of the Company's revenue comes from Core System Software ("CSS"), the evolution of BIOS ("Basic Input-Output System"), for PCs, servers and embedded devices, where Phoenix has established global market share leadership. CSS customers are usually original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs"), who build in Phoenix firmware products at the manufacturing stage.

The Company also provides software applications products that restore a device's contents, enable device identification to a network, and provide instant-on access to certain frequently-used applications. End customers for these applications products are enterprises, governments and service providers.

Fiscal 2005 Overview

Phoenix analyzes revenue along two dimensions: (a) platform, with PCs and servers representing one category and non-PC devices, including consumer and industrial devices, representing a second category; and (b) products, with Core System Software representing one category and applications representing the second category. We disclose revenue breakdowns in three resulting sectors—(1) PC/Server Core System Software, (2) PC/Server Applications, and (3) Non-PC Devices (including both CSS and applications)—which will be discussed in more detail under "*Results of Operations*" and "*Revenues*".

The PC/Server Core System Software sector is currently our largest, representing 65% of our total revenues in fiscal 2005, compared to 72% of our total revenues in fiscal 2004. Revenue in this sector in fiscal 2005 increased by approximately 4% from $62.1 million in fiscal 2004 to $64.5 million in fiscal 2005. We believe that our PC/Server Core System Software business is tracking well to pricing and growth trends in the overall PC industry, and that our overall market share continues to strengthen. Revenue in the PC/Server Applications sector increased significantly from $8.3 million in fiscal 2004, or 9% of fiscal 2004 revenues, to $19.2 million in fiscal 2005, or 19% of fiscal 2005 revenues. Revenue in the Non-PC Device sector decreased from $16.4 million in fiscal 2004, or 19% of fiscal 2004 revenues, to $15.9 million in fiscal 2005, or 16% of fiscal 2005 revenues. This result was less than our internal expectations because we were less effective than we hoped to be at building sales and distribution channels for our products in non-PC devices, and at delivering additional product features relevant to this sector.

The Company continues to make efforts to develop and implement its strategic plan to improve its business outlook and profitability. We are expanding our partnerships with key system builders and channel partners, as well as with their top customers, to establish brand awareness of our products and ultimately to generate increased demand. We also continue to re-align resources geographically to better serve our customers, including refocusing field support to speed up customer adoptions in the applications businesses, and maintaining disciplines on discretionary spending. Operating expenses increased from $68.5 million in fiscal 2004 to $72.5 million in fiscal 2005, due to the addition of sales and marketing headcount to support our products, increased investments in demand creation and channel building activities across all regions, and investments in financial controls and systems.

During fiscal 2005, we continued to enter into two types of transactions under which our ODM and OEM customers make larger and longer-term financial commitments: Volume purchase agreements ("VPAs") and paid-up license agreements. Under VPAs, customers commit to a fixed payment schedule for an agreed-upon number of units, typically for anticipated consumption over the next several quarters. Amounts that have been invoiced under VPAs and relate to amounts not recognized as of the end of the quarter are recorded as deferred revenues. Our total deferred revenue decreased from $9.6 million at September 30, 2004 to $8.3 million at September 30, 2005. The decrease was primarily due to the shift toward paid-up license arrangements.

During fiscal 2005, we entered into an increased number of paid-up license arrangements, under which our customers pay a fixed upfront fee for an unlimited number of units. Under these arrangements, we recognize all license revenues upon execution of the agreement. In all cases these paid-up arrangements have restrictions, with respect either to specific Phoenix products, or to specific devices sold by our customers, or to both. Our revenues from such paid-up license arrangements increased from $15.6 million in fiscal 2004, or 18.0% of fiscal 2004 revenues, to $43.0 million in fiscal 2005, or 43.2% of fiscal 2005 revenues.

We plan to continue to enter into VPAs and paid-up license arrangements with our key customers; we believe that these deals stabilize our product pricing, block out our competitors and enable the relationship to focus on newer products and technology. Paid-up licenses also offer our customers the pricing flexibility that they require for their business needs, and enable them to install our products economically into devices and device designs that had not previously made use of our products. The relative number and dollar amount of VPAs, compared to paid-up licenses, will vary significantly from time to time, depending on a number of factors such as competition, customer preferences, and technology trends. The most significant factor is often where a product is in its lifecycle: a key factor in how prices are determined for paid-up licenses is an estimate of the number of units likely to be covered under the arrangement, and this estimate has less uncertainty to both Phoenix and our customers when we both have had significant volume experience already, and when the remaining shipment horizon is shorter.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies, among others, are affected by our more significant judgments and estimates used in the preparation of our consolidated financial statements. The Company has discussed the critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Revenue Recognition. We license software under non-cancelable license agreements and provide services including non-recurring engineering efforts, maintenance (consisting of product support services and rights to unspecified upgrades on a when-and-if available basis), and training. In many cases, and in all cases with respect to our Core System Software, our products are incorporated into the products of our OEM/ODM customers.

Revenues from software license agreements are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (VSOE) of fair value exists for each undelivered element. VSOE of fair value is generally the price charged when that element is sold separately or, for items not yet being sold, it is the price established by management that will not change before the introduction of the item into the marketplace. Under the residual method, the fair value of the undelivered element(s) is deferred and the remaining portion of the arrangement fee is recognized as revenues. If VSOE of fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. We are required to exercise judgement in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent. Revenue from arrangements including rights to unspecified future products is recognized ratably over the term of the respective agreement.

The Company recognizes revenue related to the delivered products or services only if the above revenue recognition criteria are met, any undelivered products or services are not essential to the functionality of the delivered products and services, and payment for the delivered products or services is not contingent upon delivery of the remaining products or services

Royalty revenues from OEMs/ODMs are generally recognized in each period based on estimated consumption by the OEMs/ODMs of products containing our software, provided that all other revenue recognition criteria have been met. We normally recognize revenue for all consumption prior to the end of the accounting period. However, for volume purchase agreements ("VPAs") we also recognize revenues for units estimated to be consumed by the end of the following accounting quarter, to the extent that the customer has been billed for such consumption prior to the end of the quarter and provided all other revenue recognition criteria have been met. Since we generally receive quarterly royalty reports from our OEMs/ODMs approximately 30 to 60 days following the end of the quarter, we have put processes in place to reasonably estimate the royalty revenues, including obtaining estimates of production from our OEM/ODM customers, utilizing historical experience, and using other relevant current information. Based on our estimates of earned but unreported royalties, we recognized $1.8 million and $6.4 million of royalty revenues from our OEM/ODM customers during the years ended September 30, 2005 and September 30, 2004, respectively. To date, the variances between estimated and actual revenues have been immaterial. Although management believes that it has a reliable basis for making reasonable estimates, the actual results could differ depending on customer or market factors.

Amounts that have been invoiced under VPAs and relate to anticipated consumption beyond the following accounting quarter that we have determined to be not fixed or determinable are recorded as deferred revenues. During an accounting period, deferred revenues increase (or decrease) primarily to the extent that the dollar amount of new VPAs entered into during the period is greater (or less) than the revenue that is recognized during the period from those agreements and the outstanding deferred revenue balance at the beginning of the period. We believe virtually all deferred revenue will be recognized as revenue within the next 12 months.

From time to time we enter into OEM contracts under which we receive undifferentiated license fees that cover both PC/Server Core System Software and PC/Server Applications. In order to allocate the undifferentiated license fees between Core System Software and Applications, we estimate the percentage of the undifferentiated license fee that would have applied to each product had the contract differentiated between the license fee for Core System Software and the license fee for Applications for purposes of discussing our revenue categories. This allocation has no impact on the timing or amount of our total revenue recognition in any period. Our estimation methodology involves examining various factors, such as the average sale prices for Core System Software and for Applications in a broad range of large transactions; the time period over which the average selling prices are calculated; and the specific products involved. This estimation methodology requires significant management judgment. As new transactions occur, we anticipate that our estimation methodology will continue to reflect management's current assessment of factors that it deems relevant to making an appropriate estimate.

During the third quarter of fiscal 2005, we discovered that we had previously allocated undifferentiated license fees under certain contracts with an OEM customer for products installed on notebook computers but not for products installed on desktop computers. Desktop-related revenues under these contracts had all been reported as Core System Software revenue. As a result, we reallocated certain PC-related revenues, for the four quarters from the third quarter of fiscal 2004 through the second quarter of fiscal 2005, from Core System Software to Applications. The impact was a shift of approximately $0.4 million, $0.5 million, $0.6 million and $0.7 million, respectively, in these quarters from Core System Software revenue to Applications revenue. Total revenues, net income and cash flows from operations were not affected by this reallocation.

In addition, we may execute multiple contracts/amendments with the same customer several times throughout a year. These contracts are reviewed to determine if they are linked and should be evaluated as one deal. The review includes consideration of Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2") and Technical Practice Aid, *Software Revenue recognition for multiple-element arrangements ("TPA 5100.39")* guidelines and the standard historical business practice of our company.

Allowance for Sales and Doubtful Accounts. We record provisions for estimated sales allowances against revenues in the same period as the related revenues are recorded. Provisions for doubtful accounts are recorded in general and administrative expenses. At September 30, 2005 and 2004, the allowance for sales and doubtful accounts was $0.7 million and $1.6 million respectively. These estimates are based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, historical royalty revenue variances, analysis of credit memo data, bad debt write-offs, and other known factors. If economic or specific industry trends worsen beyond our estimates, or if there is a deterioration of our major customers' credit worthiness, or actual defaults are higher than our estimates based on historical experience, we would increase the allowances for sales and doubtful accounts which would impact revenue and expense, respectively, as appropriate.

Intangible Assets. Intangible assets include prepaid royalties, purchased technologies, goodwill and other intangibles. At September 30, 2005 and September 30, 2004, these assets, net of accumulated amortization, totaled $21.0 million and $26.4 million, respectively.

Prepaid royalties represent payments to several third party technology partners for their software that is incorporated into certain of our products. All other intangible assets were derived from our acquisitions. The cost of the acquisitions is allocated to the assets and liabilities acquired, including intangible assets based on their respective estimated fair value at the date of acquisition, with the remaining amount being classified as goodwill. The useful life of the intangible assets was estimated based on the period over which the assets were expected to contribute directly and indirectly to the future cash flows. If assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets change in the future, we may be required to record impairment charges.

Accordingly, the allocation of the acquisition cost to intangible assets and goodwill has a significant impact on our future operating results. The original recorded values of intangible assets and goodwill are based on third-party appraisals. The allocation process requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. In accordance with the terms of the purchase agreement for the acquisition of Integrity Science, Inc. ("ISI") in February 2001, contingent consideration of $1.5 million is to be paid out in equal annual increments beginning in fiscal 2004 providing that the developed technology purchased as part of the original business combination is still utilized within products at the annual milestone dates. In June 2004, the Company made the first payment of $0.5 million in accordance with the earn-out terms noted above, and recorded the payment as additional purchase price resulting in incremental goodwill. In May 2005, the Company completed the second payment of $0.5 million, which was accrued for in March 2005 in accordance with the earn-out terms.

Income Taxes. Estimates of Effective Tax Rates, Deferred Taxes Assets and Valuation Allowance: When preparing our financial statements, we estimate our income taxes based on the various jurisdictions where we conduct business. This requires us to (1) estimate our current tax exposure and (2) assess temporary differences due to different treatment of certain items for tax and accounting purposes thereby resulting in deferred tax assets and liabilities. In addition, on a quarterly basis, we perform an assessment of the recoverability of the deferred income tax assets, which is principally dependent upon our ability to achieve taxable income in specific geographies.

After examining the available evidence at September 30, 2005, we believe a full valuation allowance was necessary for the U.S. Federal and state net deferred tax assets. The valuation allowance was calculated in accordance with the provisions of SFAS 109, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. In accordance with SFAS 109, evidence such as operating results during recent periods is given more weight than our expectations of future profitability, which are inherently uncertain. Despite recent profitable results our past financial performance represented sufficient negative evidence to require a full valuation allowance against our U.S. Federal and state deferred tax assets under SFAS 109. We intend to maintain a full valuation allowance against our deferred tax assets until sufficient positive evidence exists to support realization of the U.S. Federal and state deferred tax assets.

Results of Operations

The following table includes Consolidated Statements of Operations data for the years ended September 30, 2005, 2004, and 2003, as a percentage of total revenues:

	2005	2004	2003
Cost of revenues:			
License and service fees	**14%**	13%	16%
Amortization of purchased technology	**3**	4	4
Total cost of revenues	**17**	17	20
Gross margin	**83**	83	80
Operating expenses:			
Research and development	**20**	26	32
Sales and marketing	**36**	38	39
General and administrative	**17**	15	17
Restructuring cost	**—**	—	10
Total operating expenses	**73**	79	98
Operating income from continuing operations	**10**	4	(18)
Income before income taxes	**10**	4	(18)
Income tax expense	**10**	3	13
Income from continuing operations	**—**	1	(31)
Net income (loss)	**—%**	1%	(31)%

Revenues

Our products are generally designed into x.86-based digital devices, including personal computers, servers, and other devices such as embedded industrial systems and consumer electronics devices.

Revenues by geographic region based on country of sale for fiscal years 2005, 2004, and 2003 were as follows (*in thousands*):

	Amount of Revenues			% Change		% of Revenues		
	2005	2004	2003	2005	2004	2005	2004	2003
North America	**$24,852**	$16,342	$16,974	**52.1 %**	(3.7)%	**25.0%**	18.8%	19.9%
Japan	**21,803**	29,034	27,987	**(24.9)%**	3.7 %	**21.9%**	33.5%	32.7%
Taiwan	**36,608**	31,044	29,598	**17.9 %**	4.9 %	**36.8%**	35.8%	34.7%
Other Asian Countries	**8,233**	4,294	5,225	**91.7 %**	(17.8)%	**8.3%**	4.9%	6.1%
Europe	**8,040**	6,036	5,624	**33.2 %**	7.3 %	**8.0%**	7.0%	6.6%
Total Revenues	**$99,536**	$86,750	$85,408	**14.7 %**	1.6 %	**100.0%**	100.0%	100.0%

Total revenues in fiscal 2005 increased by 14.7% compared with fiscal 2004. Revenues for fiscal 2005 from Japan decreased by 24.9%, while revenues from Taiwan, Other Asian Countries, North America, and Europe increased by 17.9%, 91.7%, 52.1%, and 33.2% respectively, from fiscal 2004. The decrease in Japan was primarily due to the continued migration of system manufacturing from OEMs to ODMs primarily based in Other Asian Countries that generally ship in higher volumes and at lower unit prices. The increase in revenue in Taiwan, Other Asian Countries, North America, and Europe was primarily due to 1) increased unit shipments as a result of general industry expansion as well as greater market share in the Core System Software sector, and 2) a number of large paid-up license arrangements that we entered into in fiscal year 2005, under which all revenues were recognized up-front.

Total revenues in fiscal 2004 increased by 1.6% compared with fiscal 2003. Revenues for fiscal 2004 from Other Asian Countries and North America decreased by 17.8% and 3.7%, respectively, while revenues from Japan, Taiwan and Europe increased by 3.7%, 4.9% and 7.3%, respectively, from fiscal 2003. The decrease in North America and Other Asian Countries was primarily due to the migration from OEMs to ODMs, which generally have higher volumes and lower unit prices. The increase in Japan, Taiwan, and Europe was primarily due to 1) a number of large paid-up license arrangements that we entered into in Taiwan and Europe in fiscal year 2004 where all revenues were recognized up-front and 2) increased unit shipments as a result of a strengthening economy in some of these regions in fiscal 2004.

The following table represents revenue by sector for fiscal 2005, 2004 and 2003 *(in thousands):*

	Years ended September 30,			% of Revenues		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**
PC/Server Core System Software	**$64,492**	$62,100	$67,281	**64.8%**	71.6%	78.8%
PC/Server Applications	**19,165**	8,283	4,817	**19.3%**	9.5%	5.6%
Non PC Core System Software and Applications	**15,879**	16,367	13,310	**15.9%**	18.9%	15.6%
Total	**$99,536**	$86,750	$85,408	**100.0%**	100.0%	100.0%

PC/Server Core System Software revenues were $64.5 million in fiscal 2005 as compared to $62.1 million in fiscal 2004. The increase in fiscal 2005 revenue in this sector was attributable to multiple factors including: increased unit shipments as a result of a modest increase in overall PC industry unit volume and a continuing shift in PC demand from desktops to notebooks, for which our unit price is higher, partially offset by continuing downward pressure on the prices of all components of PCs, which has been a long-term trend. Revenues in this sector also benefited from an increased number of large paid-up license arrangements in fiscal 2005, as revenues related to such paid-up arrangements increased from $9.9 million in fiscal 2004 to $30.6 million in fiscal 2005.

PC/Server Core System Software revenues were $62.1 million in fiscal 2004 as compared to $67.3 million in fiscal 2003. The decrease in fiscal 2004 revenue was primarily due to the continued migration of PC/Server manufacturing from our OEM customers to our larger ODM customers, resulting in lower overall average unit prices. This trend was partially offset by an increase in PC units shipped across the entire PC market and a shift in PC market share from desktop PCs to notebook PCs, for which we receive a higher unit price. Revenues in this sector also benefited from an increased number of large paid-up license arrangements in fiscal 2004, as revenues related to such paid-up arrangements increased from $3.9 million in fiscal 2003 to $9.9 million in fiscal 2004.

PC/Server Applications revenues were $19.2 million in fiscal 2005 as compared to $8.3 million for fiscal 2004. Revenues from paid-up license arrangements in this revenue sector increased from $0.5 million in fiscal 2004 to $8.2 million in fiscal 2005. However, the majority of this amount in fiscal 2005 came from transactions with OEMs where the principal focus of the paid-up license was Core System Software; in such cases we allocate revenues between Core System Software and Applications as discussed above under "Critical Accounting Policies and Estimates". A number of our Applications products, including Recover Pro, TrustConnector, and Firstware Assistant, were introduced in their current architecture in mid- to late fiscal 2004, and consequently did not contribute significantly to revenues until fiscal 2005. Also, the company continued to make progress in increasing the range of our applications products available in the market through significant investments in new reseller, distribution, and system builder channels. As sales into designs originating from these channels tend to follow a much longer life cycle, we believe that the growth in total applications revenues demonstrates our success in securing new system designs and strengthening our relationships with our customers as they roll out their products.

PC/Server Applications revenues were $8.3 million in fiscal 2004 as compared to $4.8 million for fiscal 2003. The principal contributors to this revenue increase were a wider array of applications products available in the market and increased sales through our new distribution, reseller and system builder channels.

The last revenue sector is non-PC devices, which includes both Core System Software and Applications. Revenues in the non-PC device sector decreased slightly, to $15.9 million in fiscal 2005 from $16.4 million in fiscal 2004. Revenues from paid-up license arrangements in this revenue sector decreased from $6.4 million in fiscal 2004 to $4.2 million in fiscal 2005. The overall $15.9 million result was less than our internal expectations because we were less effective than we hoped to be at building sales and distribution channels for our products in non-PC devices, and at delivering additional product features relevant to this sector. Even so, we have successfully secured new designs in many critical new markets such as set-top boxes, gaming, and ATM terminals, and in future periods, we expect continued long-term growth in this sector as more and more device builders and vendors adopt x.86-based technology for their non-PC devices.

The non-PC device sector recorded a significant increase in revenue to $16.4 million in fiscal 2004 from $13.3 million in fiscal 2003. We believe there is less revenue stability here because this sector includes a high proportion of non-standard contracts, including paid-up license arrangements, for which revenue is recognized upon contract execution.

Cost of Revenues and Gross Margin

Cost of revenues consists of third party license fees, engineering service costs and amortization of purchased technology. Gross margin as a percentage of revenues were 82%, 83%, and 80% for fiscal year 2005, 2004, and 2003. Gross profit was $82.1 million for fiscal year 2005 as compared to $71.6 million for the same period in fiscal 2004. The increase in dollar amount was related to higher revenues; however increased investment in our post-sales customer support teams resulted in a slight decrease in gross margin. Gross margin was $71.6 million for fiscal year 2004 as compared to $68.2 million for the same period in fiscal 2003. The increase in dollar amount was mainly related to higher revenues and the increase in percentage was related to improved efficiencies in our post-sales customer support group. Amortization of purchased technologies from business combinations was $3.4 million for each of fiscal year 2005, 2004, and 2003, respectively.

Research and Development Expenses

Research and development expenses were $20.4 million, $22.3 million, and $27.1 million in fiscal years 2005, 2004, and 2003, respectively. As a percentage of revenues, these expenses represented 20%, 26%, and 32% in fiscals 2005, 2004, and 2003, respectively. The decrease in expenses from fiscal 2004 to fiscal 2005 was primarily due to lower payroll and related expenses, as a result of the shift in research and development activity to lower-cost manufacturing centers in China and India throughout fiscal 2005. The decrease from fiscal 2003 to fiscal 2004 was primarily due to lower payroll and related expenses, as a result of the restructuring programs implemented in fiscal 2003.

Sales and Marketing Expenses

Sales and marketing expenses were $35.5 million, $32.6 million, and $33.2 million in fiscal years 2005, 2004, and 2003, respectively. As a percentage of revenues, these expenses represented 36%, 38%, and 39% in fiscal 2005, 2004, and 2003, respectively. The increase in dollar amount in 2005 was primarily driven by higher payroll and related compensation expenses and increased investment in sales and marketing programs, as a result of increasing our sales and marketing headcount across all regions and enhancing our distribution and reseller channel building efforts. The decrease in dollar amount from 2003 to 2004 was due primarily to lower payroll and related compensation expenses as a result of the fiscal 2003 restructuring program and tighter spending controls on marketing activities, partially offset by an increase in discretionary sales related expenses as a result of our enhanced channel building efforts and an increase in marketing program expenses related to increased product launches.

General and Administrative Expenses

General and administrative expenses were $16.4 million, $13.3 million, and $13.9 million in fiscal years 2005, 2004, and 2003, respectively. As a percentage of revenues, these expenses represented 17%, 15%, and 17%

in fiscal 2005, 2004, and 2003, respectively. General and administrative expenses, excluding professional services and other expenses in 2005 related to Sarbanes-Oxley compliance, remained relatively constant from fiscal 2003 to fiscal 2005.

Stock-Based Compensation

The stock-based compensation expenses were $0.2 million, $0.3 million, and $0.3 million in fiscal 2005, 2004, and 2003, respectively. Charges in fiscal 2005, 2004, and 2003 were primarily due to the amortization of options granted to purchase stock at exercise prices less than the fair market value on the measurement date—which will be discussed in more detail under "New Accounting Pronouncements".

Restructuring Costs

Restructuring charges (credits) during fiscal 2005, 2004, and 2003, were $nil, ($0.1) million, and $8.8 million, respectively.

Fiscal 2003 Restructuring Programs

During fiscal 2003, we implemented three restructuring programs:

In the first quarter of fiscal 2003, the Company announced a restructuring program that affected approximately 100 positions across all business functions and closed its facilities in Irvine, California and Louisville, Colorado. This restructuring resulted in employee termination benefit charges of $2.9 million, estimated facilities exit expenses of $2.5 million, and asset write-offs in the amount of $0.1 million. All charges were recorded in the three months ended December 31, 2002 in accordance with Emerging Issues Task Force 94-3 "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*" ("EITF 94-3"). As of September 30, 2003, payments relating to the employee termination benefits were completed. Actual payments for employee termination benefits were lower than the original provision as of September 30, 2003. As a result, $0.1 million of excess accrual was reversed in the fourth quarter of fiscal 2003. In addition, the Company increased the restructuring liability related to the Irvine, California facility by $1.7 million, $0.1 million, and $0.2 million in the fourth quarter of fiscal 2003, the second quarter of fiscal 2004, and the third quarter of fiscal 2004, respectively, to reflect changes in the assumptions made previously for both the length of time the space would remain vacant and the sublease rate when the Company finds subtenants. In the fourth quarter of fiscal 2004 the Company decreased the restructuring liability related to the Irvine, California facility by $0.2 million, to reflect sublease activity. The unpaid portion of $1.7 million for facilities exit expenses are included under the captions "Accrued restructuring charges—current" and "Accrued restructuring charges—noncurrent" in the Consolidated Balance Sheets.

In the second quarter of fiscal 2003, Phoenix continued its effort in aligning global engineering resources. Approximately 15 positions across multiple business functions, primarily in research and development, were affected by this effort. This resulted in an employee termination benefit charge of $0.5 million. This charge is recorded in accordance with Statement of Financial Accounting Standards No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" ("SFAS 146"). All terminations were completed as of March 31, 2003. No future services will be rendered under the previous employee agreements. Actual payments for employee termination benefits were lower than the original provision as of September 30, 2003. As a result, $0.2 million of excess accrual was reversed in the fourth quarter of fiscal 2003. Payments were completed as of September 30, 2003.

In the fourth quarter of fiscal 2003, the Company furthered its restructuring program to align global engineering resources and streamline finance operations. Approximately 40 positions across business functions, primarily in research and development and finance, were affected by this program. This resulted in an employee termination benefit charge of $1.4 million, which is recorded in accordance with SFAS 146. Actual payments for employee termination benefits were lower than the original provision as of March 31, 2004. As a result, $0.2 million of excess accrual was reversed in the second quarter of fiscal 2004. As of June 30, 2004 all payments related to this plan were paid in full.

As a result of the fiscal 2003 restructuring programs, we estimate pretax savings in operating expenses to be $10.2 million on an annualized basis.

See Note 7 to the consolidated financial statements for more details on our restructuring plans implemented in fiscal 2003.

Fiscal 2002 Restructuring Program

In October 2001, the Company announced a restructuring program that identified and eliminated approximately 140 positions across all business functions from its global workforce, including several senior management positions. This restructuring program was to reduce our on-going operating expense level. This reduction resulted in a net charge of $3.5 million, comprised of $3.9 million of severance charges in the first quarter of fiscal 2002 and $0.4 million credit to adjust excess accruals in the fourth quarter of fiscal 2002. Payments were completed as of September 30, 2003. Final actual payments for employee termination benefits were lower than the original provision. As a result, $0.1 million of excess accrual was reversed in the fourth quarter of fiscal 2003.

Interest and Other Income, Net

Net interest and other income was $0.3 millions, $0.2 million, and $nil in fiscal years 2005, 2004, and 2003, respectively. Net interest and other income consists mostly of 1) interest income, which is primarily derived from cash and short-term investments, 2) foreign exchange transaction gains and losses and 3) losses on disposal of assets. The interest income generated each period is highly dependent on available cash and fluctuations in government interest rates. The average interest rate earned was approximately 3.1%, 1.5%, and 1.3% for fiscal years 2005, 2004, and 2003, respectively. All of the cash equivalents and short-term investments are in US dollars and are not subject to fluctuations in foreign currency exchange rates. In fiscal 2005, we invested mostly in highly liquid short-term taxable auction instruments and corporate notes. Interest income was $1.4 million, $0.6 million, and $0.6 million in fiscal years 2005, 2004 and 2003, respectively. Loss on disposal of assets was $nil, $0.3 million, and $nil, in fiscal years 2005, 2004 and 2003, respectively. The Loss in fiscal year 2004 was mainly related to assets written off from the relocation of our headquarters and closure of offices as part of the restructuring programs.

Provision for Income Taxes

We recorded an income tax provision of $9.6 million, $2.8 million, and $11.6 million reflecting effective tax rates of 97.2%, 86.2%, and (76.5%) in fiscal 2005, 2004, and 2003, respectively.

The effective tax rate in 2005 was significantly different from the expected tax benefit derived by applying the U.S. federal statutory rate to the income before taxes primarily due to foreign income taxes, withholding taxes assessed by foreign tax jurisdictions, and an addition of $6.9 million to a reserve established for a transfer-pricing exposure related to intercompany charges between the Company's Hong Kong Subsidiary and its branch operations in Taiwan.

This transfer-pricing exposure arose in the quarter ended September 30, 2005 with notice of the Taiwan tax authorities intent to assess a $0.7 million deficiency for the fiscal year ended 2000. The Company has reviewed the pending assessment and determined that for all of the open years affected by the current transfer pricing policy, an exposure of $7.1 million exists, which as of September 30, 2005 has been fully reserved.

The Company believes that the Taiwan Tax Authorities' interpretation of the governing law is inappropriate and plans to contest this assessment, however given the current political and economic climate within the Republic of Taiwan, there can be no reasonable assurance as to the ultimate outcome. The Company, however, believes that the reserves established for this exposure are adequate under the present circumstances.

After examining the available evidence at September 30, 2005, we believe that a valuation allowance of $35.9 million against our net U.S. Federal and state net deferred tax assets was necessary due to our operating results in recent periods.

The effective tax rate in 2004 was significantly different from the expected tax benefit derived by applying the U.S. federal statutory rate to the income before taxes primarily due to foreign income and withholding taxes assessed by foreign tax jurisdictions. After examining the available evidence at September 30, 2004, we believe that a valuation allowance of $21.0 million against our net U.S. Federal and state net deferred tax assets was necessary due to our operating results in recent periods.

The effective tax rate in 2003 was significantly different from the expected tax benefit derived by applying the U.S. federal statutory rate to the loss before taxes primarily due to the net effect of a refund of taxes paid in prior years generated by a carry back of our 2003 US federal tax loss, offset by an increase in the valuation allowance for our U.S. federal and state net deferred tax assets, and foreign income and withholding taxes After examining the available evidence at September 30, 2003, we believe that a full valuation allowance against our net U.S. Federal and state net deferred tax assets was necessary due to our operating results in recent periods. For further information, refer to *"Note 8—Income Taxes"*.

Financial Condition

We reported $36.9 million consolidated cash and cash equivalent as of September 30, 2005. Net cash provided by continuing operating activities during fiscal 2005 was $15.1 million, consisting primarily of a increase of a $1.3 million increase in accounts receivable, a $2.3 million increase in prepaid royalties and maintenance, a $1.3 million increase in other assets, a $1.3 million decrease in deferred revenue, a $4.4 million increase in income tax, a $0.4 million increase in other working capital accounts, and an $7.3 million inflow of cash from net income adjusted for non-cash items. Net cash used in investing activities in fiscal 2005 was $20.6 million, consisting primarily of $17.0 million in purchases of short-term investments and $3.1 million in purchase of property and equipment. Net cash provided by financing activities during fiscal 2005 was $2.7 million, consisting primarily of the exercise of common stock and issuance of stock under Phoenix's employee purchase plan.

We reported $38.9 million consolidated cash and cash equivalent as of September 30, 2004. Net cash provided by continuing operating activities during fiscal 2004 was $13.7 million, consisting primarily of a decrease of $2.1 million in accrued compensation and related liabilities, a $1.1 million decrease in accounts receivable, a $1.1 million decrease in accrued restructuring charges, a $2.5 million increase in prepaid royalties and maintenance, a $6.3 million increase in deferred revenue, a $0.8 million increase in other working capital accounts, and an $8.4 million inflow of cash from net income adjusted for non-cash items. Net cash used in investing activities in fiscal 2004 was $2.3 million, consisting primarily of $0.3 million in purchases of short-term investments and $1.5 million in purchase of property and equipment. Net cash provided by financing activities during fiscal 2004 was $1.2 million, consisting primarily of the exercise of common stock and issuance of stock under Phoenix's employee purchase plan.

Stock Repurchase Program

In October 2005, the Board of Directors authorized the Company to repurchase up to $15 million of the Company's common stock over the next twelve months.

In October 2002, the Board of Directors authorized a program to repurchase up to $15 million of Phoenix's common stock over a twelve-month period. During fiscal 2003, the Company repurchased approximately 2,212,700 shares of its common stock at a cost of $9.7 million. During fiscal years 2004 and 2005, the Company did not repurchase any shares of its common stock.

Commitments

We have commitments under non-cancelable operating leases ranging from one to ten years for $20.0 million. The operating lease obligations include a net lease commitment for the Irvine, California location of $1.6 million, after sublease income of $1.0 million. The Irvine net lease commitment was included in the Company's fiscal 2003 first quarter restructuring plan. See Note 7 for further information on the Company's restructuring plans.

On September 30, 2005, our future commitments were as follows *(in thousands)*:

		Payments due by period			
Contractual Obligations	**Total**	**Less than 1 year (1)**	**1-3 years (2)**	**3-5 years (3)**	**More than 5 years (4)**
Operating lease obligations	$19,984	$3,938	$6,595	$5,035	$4,416

There were no material commitments for capital expenditures or non-cancelable purchase commitments as of September 30, 2005.

Note (1) fiscal year 2006
Note (2) fiscal years 2007-2008
Note (3) fiscal years 2009-2010
Note (4) fiscal years 2011 and beyond

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet agreements.

We believe that our current cash and cash equivalents, short-term investments and cash available from future operations will be sufficient to meet our operating and capital requirements for at least the next twelve months.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154), which replaces APB No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28*. SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment*, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities in the first fiscal year beginning after June 15, 2005. The Company is required to adopt Statement 123R in its quarter ending December 31, 2005 and is in the process of assessing the impact of adopting this new standard.

Risk Factors

The additional following factors should be considered carefully when evaluating our business.

Fluctuations in Operating Results

Our future operating results may vary substantially from period to period. The timing and amount of our license fees are subject to a number of factors that make estimating revenues and operating results prior to the end of a quarter uncertain. While we receive recurring revenues from royalty-based license agreements and some agreements contain minimum quarterly royalty commitments, a significant amount of license fees in any quarter is dependent on signing agreements and delivering the licensed software in that quarter. Generally, we experience a pattern of recording 50% or more of our quarterly revenues in the third month of the quarter. We have historically monitored our revenue bookings through regular, periodic worldwide forecast reviews within the quarter. There can be no assurances that this process will result in our meeting revenue expectations. Our planned operating expenses for any year are normally based on the attainment of planned revenue levels for that year and are generally incurred ratably throughout the year. As a result, if revenues were less than planned in any period while expense levels remain relatively fixed our operating results would be adversely affected for that period. In addition, unplanned expenses could adversely affect operating results for the period in which such expenses were incurred.

Product Development

Our long-term success will depend on our ability to enhance existing products and to introduce new products timely and cost-effectively that meet the needs of customers in existing and emerging markets. There can be no assurance that we will be successful in developing new products or in enhancing existing products or that those new and/or enhanced products will be introduced before our competitors make their introductions, or that those products will meet market requirements. Delays in introducing new products can adversely impact acceptance and revenues generated from the sale of such products. We have, from time to time, experienced such delays. Our software products and their enhancements contain complex code that may contain undetected errors and/or bugs when first introduced. There can be no assurance that new products or enhancements will not contain errors or bugs that will adversely affect commercial acceptance of such new products or enhancements. The introduction of new products in the short term will also depend on adoption of our Phoenix cME and applications as well as the overall market demand for PCs and other digital devices.

Uncertain Geopolitical Environment and Unfavorable Economic and Market Conditions

Adverse economic conditions in certain geographic regions have contributed to recent slowdowns in the PC and information appliance industries and could continue to impact our business, resulting in:

- Reduced demand for our products as a result of a decrease in capital spending by our customers;
- Changes in customer production strategies;
- Increased price competition for our products, partially as a consequence of a high growth of the PC market in underdeveloped nations, where the price target is below $500 for a desktop; and
- Higher operating expenses as a percentage of revenues.

Recent political turmoil in many parts of the world, including terrorist and military actions, may continue to put pressure on global economic conditions. If the global economic and market conditions do not improve, or if they deteriorate further, we may continue to experience material adverse impacts on our business, operating results and financial condition as a consequence of the above factors or otherwise.

Changes in Industry and Market Conditions

In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Any decision to limit investment in, or dispose of or otherwise exit businesses may result in the recording of special charges, such as technology related write-offs, workforce reduction costs, or charges relating to consolidation of excess facilities. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

End-User Demand for Device Security and Availability

Many of our current products and product features, such as Recover, Recover Pro, TrustConnector, and the security-related features in TrustedCore, are focused on helping to ensure that PCs and other digital devices are secure and available to the users, with a minimum of user skill required for end-users to take advantage of these capabilities. The success of our strategy depends on continued growth in end-user demand for these capabilities. Although factors such as global terrorism, increased instances of malware, and increased end-user reliance on their digital devices have all contributed to significant growth in demand for security-related products over the last several years, it is difficult to predict whether these trends will continue, accelerate, or decelerate. Variations in demand for secure and available digital devices below our expectations could have a significant adverse impact on our operating results.

Demand for Microsoft's Vista Operating System and for Newer Microprocessor Designs

The adoption of new primary PC technology, related specifically to operating systems and to microprocessor designs, may have a significant impact on the relative demand for our different Core System Software products. In particular, Microsoft's new Vista operating system, formerly codenamed Longhorn, is designed to support security capabilities that will operate more effectively on PCs running TrustedCore than on those running older versions of our CSS. Similarly, some newer microprocessor designs offered by the silicon chip vendors may require the functionality provided by TrustedCore to take full advantage of the new designs' enhancements. For example, TrustedCore is designed to be easily adaptable for the newer generation of multiple-core microprocessors offered by Intel and AMD, including—Intel's dual-core processor codenamed Napa—while older versions of our Core System Software will require more customization effort by our customers. As a result, the demand for TrustedCore could vary in proportion to the rate at which Vista and these newer microprocessor designs are adopted. Such variations would not necessarily lead to changes in our market share for CSS; however, because we have entered into a significantly larger number of paid-up license arrangements, under which our customers pay a fixed upfront fee for an unlimited number of units, for our legacy CSS products than for TrustedCore, our future reported revenues could be affected to the extent that revenues related to legacy CSS products may already have been recognized.

Market for Device Designs Based on the x.86 Microprocessor Architecture

Virtually all of our Core System Software products have been designed for devices running microprocessors that are variants of the x.86 microprocessor architecture. This is not a limitation in the PC marketplace, where almost all products use x.86 CPUs, but the x.86 share for most other devices, including servers, embedded industrial devices, and consumer electronics devices, is significantly less. We believe that the market for non-PC devices running on x.86 microprocessors is growing faster than the market for PCs, and the share of non-PC devices using x.86 microprocessors is increasing, in large part because we believe that x.86-based designs can be brought to market more quickly and efficiently, and at lower cost than designs based on other microprocessor architectures. However, the microprocessor design decision for manufacturers and vendors of digital devices is extremely complicated for a variety of reasons, including, but not limited to, cost, power consumption, heat generation, size, and the availability of engineering resources. There can be no assurance that trends regarding the type of microprocessor driving digital devices will continue as they have in the past, or that manufacturers and vendors of devices based on the x.86 architecture will use our Core System Software.

Dependence on New Product Releases by Our Customers

Successful introduction of new products is key to our success in both our CSS and new applications businesses. Frequently our new products are used in our customers' new products, making each of us dependent on the other for product introduction schedules. It can happen that a customer may not be able to introduce one of its new products for reasons unrelated to our new product. In these cases, we would not be able to ship our new product until the customer had resolved its other problems.

Due to continued economic downturn and market uncertainties in certain geographic regions, customers may delay their product introductions. If our customers delay their product introductions, our ability to generate revenue from our new application products would be adversely affected.

Risks in Acquisitions

Our growth is dependent upon market growth, our ability to enhance our existing products and introduction of new products on a timely basis. We have addressed and will continue to address the need to introduce new products through acquisitions of other companies and technologies. Acquisitions involve numerous risks, including the following:

- Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
- Diversion of management's attention from normal daily operations of the business;
- Potential difficulties in completing projects associated with in-process research and development;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- Insufficient revenues to offset increased expenses associated with acquisitions; and
- Potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

- Issue common stock that would dilute our current shareholders' percentage ownership;
- Assume liabilities;
- Record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

- Incur amortization expenses related to certain intangible assets;
- Incur large and immediate write-offs of in-process research and development costs; or
- Become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

We have not made acquisitions that result in in-process research and development expenses being charged in an individual quarter. These charges may occur in future acquisitions in any particular quarter resulting in variability in our quarterly earnings.

Litigation

From time to time, we become involved in litigation claims and disputes in the ordinary course of business. We are currently involved in several lawsuits. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition.

Protection of Intellectual Property

We rely on a combination of patent, trade secret, copyright, trademark, and contractual provisions to protect our proprietary rights in our software products. There can be no assurance that these protections will be adequate or that competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, copyright and trade secret protection for our products may be unavailable or unreliable in certain foreign countries. As of September 30, 2005, we have been issued 75 patents in the U.S. and had 40 patent applications in process in the United States Patent and Trademark Office. On a worldwide basis, we have been issued 143 patents with respect to our product offerings and have 140 patent applications pending with respect to certain of the products we market. We maintain an active internal program designed to identify employee inventions worthy of being patented. There can be no assurance that any of the pending applications will be approved and patents issued or that our engineers will be able to develop technologies capable of being patented. Also, as the number of software patents increases, we believe that companies that develop software products may become increasingly subject to infringement claims.

There can be no assurance that a third party will not assert that their patents or other proprietary rights are violated by products offered by us. Any such claims, whether or not meritorious, may be time consuming and expensive to defend, can trigger indemnity obligations owed by us to third parties and may have an adverse effect on our business, results of operations and financial condition. Infringement of valid patents or copyrights or misappropriation of valid trade secrets, whether alleged against us, or our customers, and regardless of whether such claims have merit, could also have an adverse effect on our business, results of operations and financial condition.

Effective Tax Rates

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in jurisdictions where we have varying statutory rates or by changes in tax laws or interpretations thereof.

Entrance into New or Developing Markets

As we focus on new market opportunities, we will increasingly compete with large, established suppliers as well as start-up companies. Some of our current and potential competitors may have greater resources, including technical and engineering resources, than we have. Additionally, as customers in these markets mature and expand, they may require greater levels of service and support than we have provided in the past. We expect that demand for these types of services and support may increase in the future. Finally, our efforts to sell PC Applications, and to sell Core System Software as well as Applications for non-PC devices, require us to sell into markets, or to players in those markets, where we do not have significant prior experience. Many of our competitors may have an advantage over us because of their larger presence and deeper experience in these markets. There can be no assurance that we will be able to develop and market products, services, and support to effectively compete for these market opportunities. Further, provision of greater levels of services may result in a delay in the timing of revenue recognition.

Changes in Financial Accounting Standards

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP are subject to interpretation by the Financial Accounting Standard Board, the American Institute of Certified Public Accountants (AICPA), the SEC and various bodies appointed by these organizations to interpret existing rules and create new accounting policies. Accounting policies affecting software revenue recognition, in particular, have been the subject of frequent interpretations, which have had a profound effect on the way we license our products. As a result of the enactment of the Sarbanes-Oxley Act in 2002 and the related scrutiny of accounting policies by the SEC and the various national and international accounting industry bodies, we expect the frequency of accounting policy changes to accelerate. Future changes in financial accounting standards, including pronouncements relating to revenue recognition, may have a significant effect on our reported results.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment," or SFAS 123R. SFAS 123R requires us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. In addition, the adoption of SFAS 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS 123R is effective for us as of October 1, 2005 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards. The implementation by us will have a material impact on our consolidated financial position, results of operations and cash flows.

Importance of Microsoft and Intel

For a number of years, we have worked closely with leading software and semiconductor companies, including Microsoft and Intel, in developing standards for the PC industry. Although we remain optimistic regarding relationships with these industry leaders, there can be no assurance that leading software and semiconductor companies will not develop alternative product strategies that could conflict with our product plans and marketing strategies. Action by such companies may adversely impact our business and results of operations. Presently, there is little overlap or conflict in our product offerings, although these companies may incorporate some functionality that has traditionally resided in CSS. We must continuously create new features and functions to sustain, as well as increase, our software's added value to our Customers. There can be no assurances that we will be successful in these efforts.

Attraction and Retention of Key Personnel

Our ability to achieve our revenue and operating performance objectives will depend in part on our ability to attract and retain top-tier engineering, sales, marketing, and administrative personnel. As we expand into new products and new markets we need to hire people with backgrounds different from our traditional CSS business. Accordingly, failure to attract and retain employees with the necessary skills could adversely affect our business and operating results. All of our employees, including executive officers and key personnel, are "employees-at-will".

Dependence on Key Customers; Concentration of Credit

The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition. Our customer base includes large OEMs in the PC, semiconductor and Internet markets, system integrator value-added resellers, and motherboard manufacturers. As a result, we maintain individually significant receivable balances due from some of them. If these customers fail to meet guaranteed minimum royalty payments and other payment obligations, our operating results and financial condition could be adversely affected. As of September 30, 2005, Lenovo (Singapore) Pte. Ltd. accounted for 34% of our total accounts receivable. There are no other customers with more than 10% of our total accounts receivable.

Competition

The markets for our products are intensely competitive and we expect both product and pricing competition to increase. Increased competition could result in pricing pressures, reduced margins, or the failure of one or more of our products to achieve or maintain market acceptance, any of which could adversely affect our business.

The Company competes for CSS sales primarily with in-house research and development ("R&D") departments of PC manufacturers that may have significantly greater financial and technical resources, as well as closer engineering ties and experience with specific hardware platforms, than the Company. Major OEM companies which may use their own internal BIOS R&D personnel include Dell Computer Corporation, Hewlett Packard Company, IBM Corporation (workstation and server only), Toshiba Corporation, and Intel Corporation. In addition, some of these competitors are also our customers. Any inability to effectively manage these complicated relationships with customers and suppliers could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success.

The Company also competes for system software business with other independent suppliers, including American Megatrends Inc., a privately held company, and other small BIOS companies.

In the applications software area, as with CSS, the Company competes with in-house and third party company solutions. The Company's applications that reside in the protected area of hard drives compete with individual component software and diagnostic and repair software from other companies, as well as with PC manufacturer-developed solutions. Large enterprise solution competitors such as Altiris Incorporated and Symantec Corporation, as well as smaller third party companies are the primary players.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

- The ability to provide products and services which meets the needs of out target customers;
- The functionality and performance of these products;
- Price;
- The ability to introduce new products timely; and
- Overall company size and perceived stability.

International Sales and Activities

Revenues derived from international sales comprise a majority of total revenues. There can be no assurances that we will not experience significant fluctuations in international revenues. While the major portion of our license fee or royalty contracts are U.S. dollar denominated, we are entering into a number of contracts denominated in local currencies. We have international sales and engineering offices in Germany, the Netherlands, Japan, Korea, Taiwan, Hong Kong, China and India. Our operations and financial results may be adversely affected by factors associated with international operations, such as changes in foreign currency exchange rates, uncertainties related to regional economic circumstances, unexpected changes in local laws or regulations, political instability in emerging markets, difficulties in attracting qualified employees, and language, cultural and other difficulties managing foreign operations.

In addition, an increasing percentage of our labor force, particularly in engineering, is located in the People's Republic of China and India. Although our objective is to ensure a supply of talented employees at lower expense than we incur in our other employee locations, there can be no assurances that a favorable market for employees will continue to exist, or that changes in local conditions, such as labor laws and regulations, will not adversely affect our results of operations.

Prior to filing its quarterly report on Form 10-Q for the quarter ended June 30, 2005, the Company discovered that revenue relating to one software license transaction that was reported in the Company's Tokyo, Japan office in the third quarter of fiscal 2005 could not be recognized due to irregularities associated with the execution of the contract. Upon discovery of the irregularities associated with this transaction, the Company's Audit Committee immediately launched an investigation conducted by its general and outside counsel. Based upon the results of the investigation conducted, the Company concluded that the transaction in question was an isolated event. The Company is conducting a review of its policies and processes to mitigate the chance of a recurrence. However there can be no assurances that the Company will not discover irregularities in the future.

Volatile Market for Phoenix Stock

The market for our stock is highly volatile. The trading price of our common stock has been, and will continue to be, subject to fluctuations in response to operating and financial results, changes in demand for our products and services, announcements of technological innovations, the introduction and market acceptance of new technologies by us or our competitors, changes in our product mix or product direction or the product mix or direction of our competitors, pricing pressure from our customers and competitors, changes in our revenue mix and revenue growth rates, changes in expectations of growth for the PC industry or the x.86 based non-PC digital device industry, the overall trend toward industry consolidation both among our competitors' and customers, the timing and size of orders from customers, our ability to achieve targeted cost reductions, as well as other events or factors which we may not be able to influence or control. Statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to the markets in which we do business, companies with which we compete or relating to us specifically could have an immediate and adverse effect on the market price of our stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many small capitalization, high-technology companies and have often included factors other than the operating performance of these companies. If our market value decreases below our net book value, we may have to record a charge for impairment of goodwill.

Certain Anti-Takeover Effects

Our Certificate of Incorporation, Bylaws and Stockholder Rights Plan and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include provisions under which members of the Board of Directors are divided into three classes and are elected to serve staggered three-year terms.

Business Disruptions

While we have not been the target of software viruses specifically designed to impede the performance of our products, such viruses could be created and deployed against our products in the future. Similarly, experienced computer programmers or hackers may attempt to penetrate our network security or the security of our Web sites from time to time. A hacker who penetrates our network or Web sites could misappropriate proprietary information or cause interruptions of our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by virus creators and/or hackers. In addition, acts of war, power shortage, natural disasters, acts of terror, and regional and global health risks could impact our ability to conduct business in certain regions. Any of these events could have an adverse effect on our business, results of operations, and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rate changes and foreign currency fluctuations.

Interest Rate Risk

We consider investments purchased with an original or remaining maturity of less than three months at date of purchase to be cash equivalents. The following table summarizes our cash and cash equivalents and total investments (*in thousands*):

	September 30, 2005	September 30, 2004
Cash and cash equivalents	**$36,905**	$38,898
Short-term investment	**37,922**	20,925
Total	**$74,827**	$59,823

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. Our investments are in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers and, by policy, we limit the amount of credit exposure to any one issuer. At any time, a sharp increase in interest rates could have a material impact on interest earnings for our investment portfolio. The following table presents the hypothetical changes in fair value of investment securities held at September 30, 2005 and 2004 that are sensitive to changes in interest rates (*in thousands*):

	Valuation Of Securities Given An Interest Rate Decrease of X Basis Points			Fair Value As Of September 30, 2005	Valuation Of Securities Given An Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)		(50 BPS)	(100 BPS)	(150 BPS)
Auction instrument and corporate notes	$38,491	$38,301	$38,112	$37,922	$37,732	$37,543	$37,353

	Valuation Of Securities Given An Interest Rate Decrease of X Basis Points			Fair Value As Of September 30, 2004	Valuation Of Securities Given An Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)		(50 BPS)	(100 BPS)	(150 BPS)
Auction instrument and corporate notes	$21,239	$21,134	$21,030	$20,925	$20,820	$20,716	$20,611

These instruments are not leveraged and are considered available for sale investments. The modeling technique used measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS. A basis point is defined as one-hundredth of a percentage point. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities will have their fair market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if there is a decline in interest rates. Due in part to these factors, our future investment income may fall short of expectations, or we may suffer a loss in principal if we are forced to sell securities, which have declined in market value due to changes in interest rates as stated above.

Foreign Currency Risk

International sales are primarily sourced in their respective countries and are mostly denominated in U.S. dollars. These subsidiaries incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency. Our international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors. Our exposure to foreign exchange rate fluctuations arises in part from inter-company accounts in which costs incurred in the United States are charged to our foreign sales subsidiaries. These inter-company accounts are typically denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. We are also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. The impact from a hypothetical 10 percent appreciation/depreciation of the U.S. Dollar from September 30, 2005 market rates would be immaterial on our net income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15(a) for an index to the consolidated financial statements and supplementary financial information attached hereto.

Quarterly Results of Operation (*Unaudited*)

The following table presents certain unaudited consolidated statement of operations data for our eight most recent fiscal quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited Consolidated Financial Statements appearing elsewhere in this report on Form 10-K. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this report on Form 10-K. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period.

(In thousands, except per share data)

	Fiscal 2005, Quarters ended			
	Sep 30	**Jun 30**	**Mar 31**	**Dec 31**
Revenues	$22,583	$23,733	$27,044	$26,176
Gross margin	18,065	19,362	22,716	21,940
Operating Income (loss)	(708)	1,333	4,683	4,233
Net income (loss)	(5,693)	738	2,990	2,242
Basic earnings (loss) per share from continuing operations	$ (0.23)	$ 0.03	$ 0.12	$ 0.09
Diluted earnings (loss) per share from continuing operations	$ (0.23)	$ 0.03	$ 0.12	$ 0.09
Basic shares used in earnings (loss) per share calculation	24,983	24,893	24,786	24,599
Diluted shares used in earnings (loss) per share calculation	24,983	25,781	25,873	25,219

	Fiscal 2004, Quarters ended			
	Sep 30	**Jun 30**	**Mar 31**	**Dec 31**
Revenues	$24,478	$23,100	$20,672	$18,500
Gross margin	20,665	19,377	16,630	14,886
Operating Income (loss)	3,044	1,565	604	(2,149)
Net income (loss)	2,582	912	(607)	(2,438)
Basic earnings (loss) per share from continuing operations	$ 0.10	$ 0.04	$ (0.02)	$ (0.10)
Diluted earnings (loss) per share from continuing operations	$ 0.10	$ 0.04	$ (0.02)	$ (0.10)
Basic shares used in earnings (loss) per share calculation	24,536	24,471	24,435	24,333
Diluted shares used in earnings (loss) per share calculation	24,748	24,814	24,435	24,333

ITEM 9. CHANGES IN, AND DISAGREEMENTS WITH, ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer have reviewed, as of the end of the period covered by this annual report, the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which are designed to ensure that information relating to the Company that is required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Exchange Act and related regulations. Based on this review, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of September 30, 2005, as a result of the material weaknesses in internal control over financial reporting discussed below, our disclosure controls and procedures were not effective in ensuring that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005. In making its assessment of internal control over financial reporting management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

In performing the assessment management has identified two material weaknesses in internal control over financial reporting as of September 30, 2005.

The first material weakness pertains to the operating effectiveness of controls relating to the period-end financial reporting process. Specifically, controls pertaining to timely review of reconciliations and account balances performed during the preparation of period-end financial statements were not effective. Errors resulting from this deficiency affected accrued liabilities, prepaid assets and other comprehensive loss accounts.

Adjustments were recorded in the consolidated financial statements for the year ended September 30, 2005 to correct the identified errors.

The second material weakness pertains to both the design and operating effectiveness of controls relating to the tax provision process. Specifically, there were errors in the annual tax provision for the year ended September 30, 2005 as a result of ineffective controls relating to the reconciliation of certain tax accounts, review of those reconciliations and calculation of the tax provision. The identified errors affected income tax expense and income tax asset and liability accounts. Adjustments were recorded in the consolidated financial statements for the year ended September 30, 2005 to correct the identified errors.

Management has concluded that each of the above control deficiencies represents a material weakness in internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses described above, management believes that, as of September 30, 2005, the Company's system of internal control over financial reporting was not effective based on the criteria in *Internal Control—Integrated Framework.*

Our management's assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this Annual Report on Form 10-K.

Remediation Steps to Address Material Weaknesses. We have an ongoing process of analyzing and improving our internal controls, including those related to the matters identified above.

With respect to the material weakness regarding the period-end financial reporting process, our management has identified steps intended to achieve the following results: (i) more consistent and timely close process across all of our geographic entities; (ii) more consistent accounting support documentation across both geographic entities and accounts; and (iii) more formal processes intended to ensure, and documentary evidence generated to confirm, that management has analyzed and reviewed significant account reconciliations.

With respect to the material weakness regarding the tax provision process, we made significant enhancements in our controls and procedures throughout the year ended September 30, 2005 to address deficiencies identified in the prior year. While we made substantial progress, errors were noted in fiscal 2005 primarily due to lack of timely reconciliation of certain tax accounts relating to our foreign subsidiaries. We will continue to enhance our controls and on an ongoing basis, reconcile all income tax accounts, including those of our foreign subsidiaries.

Notwithstanding the above-mentioned material weaknesses, we believe that the consolidated financial statements included in this report fairly present our consolidated financial position as of, and consolidated results of operations for the year ended, September 30, 2005.

Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Refer to our discussion under remediation steps to address material weakness for changes undertaken or planned to be undertaken to enhance our internal controls.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a code of ethics that applies to all executive officers and directors of the Company, a copy of which was filed as Exhibit 14.1 to the Form 10-K for the fiscal year ended September 30, 2003.

See Item 4 above for certain information required by this item with respect to the Company's executive officers. The remaining information required by this item will be contained in the Company's definitive proxy statement that the Company will file pursuant to Regulation 14A in connection with the 2006 annual meeting of its stockholders (the "Proxy Statement") in the sections captioned "*Election of Directors,*" "Meetings and Committee of the Board of Directors," and "*Section 16(a) Beneficial Ownership Reporting Compliance*" and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained in the section captioned "*Executive Compensation*" in the Proxy Statement .

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information contained in the sections captioned "*Security Ownership of Certain Beneficial Owners and Management*" and "*Equity Compensation Plan Information*" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the information contained in the sections captioned, "*Compensation Committee Interlocks and Insider Participation*" and "*Management Indebtedness, Certain Relationships and Related Transactions*" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the information contained in the section captioned "*Independent Registered Public Accounting Firm*" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report on Form 10-K:

1. Index to Consolidated Financial Statements of the Company and its subsidiaries filed as part of this report on Form 10-K:

	Page
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	43
Consolidated Balance Sheets as of September 30, 2005 and 2004	46
Consolidated Statements of Operations for the years ended September 30, 2005, 2004, and 2003	47
Consolidated Statements of Stockholders' Equity for the years ended September 30, 2005, 2004, and 2003	48
Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2004, and 2003	49
Notes to Consolidated Financial Statements	50

2. Consolidated Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto. The consolidated financial statements and financial statement schedules follow the signature page hereto.

3. See Item 15(b)

(b) Exhibits

Exhibit Number	Description
2.1	Asset Acquisition Agreement, dated as of December 21, 2001, among Phoenix, StorageSoft, Inc., StorageSoft Solutions, Inc., StorageSoft BV, Steve Anderson, Doug Anderson and Ramin Razavi (incorporated herein by reference to Exhibit 4.1 to Phoenix's Report on Form 10-Q for the quarter ended December 31, 2001, SEC file number 000-17111).
2.2	Tender and Voting Agreement by and between Phoenix and Synopsys, Inc. dated July 23, 2002 (incorporated herein by reference to Exhibit 2.1 to Phoenix's Report on Form 8-K dated July 23, 2002, SEC file number 000-17111).
3.1	Amended and Restated Certificate of Incorporation of Phoenix dated June 29, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed with the SEC on May 26, 1998, Registration Statement No. 333-53607).
3.2	By-laws of Phoenix as amended through February 6, 1995 (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed with the SEC on March 10, 1995, Registration Statement No. 33-58027).
4.1	Phoenix Preferred Share Purchase Rights Plan dated October 28, 1999 (incorporated herein by reference to Exhibit 1 to Phoenix's Form 8-A filed with the SEC on October 28, 1999, SEC file number 000-17111).
10.1*	1994 Equity Incentive Plan, as amended through February 28, 1996 (incorporated herein by reference to Exhibit 10.17 to Phoenix's Report on Form 10-K for the fiscal year ended September 30, 1995, SEC file number 000-17111).

Exhibit Number	Description
10.2*	1996 Equity Incentive Plan, as amended through December 12, 1996 (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed on January 27, 1997, Registration Statement No. 333-20447).
10.3*	1997 Non-statutory Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to Phoenix's Registration Statement on Form S-8 filed on October 2, 1997, Registration Statement No. 333-37063).
10.4*	1998 Stock Plan (incorporated herein by reference to Exhibit 99.1 to Phoenix's Registration Statement on Form S-8 filed on June 5, 1998, Registration Statement No. 333-56103).
10.5*	Employment Agreement dated June 8, 1999 between Phoenix and Albert E. Sisto (incorporated herein by reference to Exhibit 10.59 to Phoenix's Report on Form 10-K for the fiscal year ended September 30, 1999, SEC file number 000-17111).
10.6*	1999 Director Option Plan (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed on December 5, 2001, Registration Statement No. 333-74532).
10.6.1*	Form of Stock Option Agreement for 1999 Director Option Plan.
10.7*	1999 Stock Plan, as amended April 9, 2002 (incorporated herein by reference to Exhibit 10.1 to Phoenix's Report on Form 10-Q for the quarter ended March 31, 2002 SEC file number 000-17111).
10.7.1*	Form of Stock Option Agreement for 1999 Stock Plan.
10.8*	2001 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to Phoenix's Report on Form 10-Q for the quarter ended March 31, 2002, SEC file number 000-17111).
10.9*	Employment Agreement dated October 1, 2001 between Phoenix and David L. Gibbs (incorporated herein by reference to Exhibit 10.16 to Phoenix's Report on Form 10-K for the year ended September 30, 2002, SEC file number 000-17111).
10.10*	Employment Agreement dated August 8, 2002 between Phoenix and W. Curtis Francis (incorporated herein by reference to Exhibit 10.17 to Phoenix's Report on Form 10-K for the year ended September 30, 2002, SEC file number 000-17111).
10.11*	Employment Agreement dated June 16, 2003 between Phoenix and Randall Bolten (incorporated herein by reference to Exhibit 10.13 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
10.12	Standard Industrial Lease—Full Net between WB Murphy Ranch, L.L.C. of the United States as Landlord and Phoenix (incorporated herein by reference to Exhibit 10.14 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
10.13*	Severance Agreement dated March 15, 2004 between Phoenix and Michael J. Vanneman (incorporated herein by reference to Exhibit 10.14 to Phoenix's Report on Form 10-K for the year ended September 30, 2004, SEC file number 000-17111).
10.14*	Severance Agreement dated November 22, 2004 between Phoenix and Ramesh Kesanupalli.
10.15*	Severance Agreement dated January 12, 2004 between Phoenix and Scott C. Taylor.
14.1	Code of Ethics (incorporated herein by reference to Exhibit 4.1 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney. See signature page.
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.

* Management contract or compensatory plan or arrangement.

(c) See Item 15(a) 2.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX TECHNOLOGIES LTD.

By: /s/ ALBERT E. SISTO

Albert E. Sisto
Chairman, President and Chief Executive Officer
Date: December 29, 2005

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Albert E. Sisto and Randall Bolten jointly and severally, his attorneys-in-fact and agents, each with the power of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign any amendments to this annual report on Form 10-K, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, and ratifying and confirming all that the attorney-in-facts and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ ALBERT E. SISTO

Albert E. Sisto
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: December 29, 2005

/s/ RANDALL BOLTEN

Randall Bolten
Senior VP, Finance and Administration and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: December 29, 2005

/s/ TAHER ELGAMAL

Taher Elgamal
Director

Date: December 29, 2005

/s/ GEORGE C. HUANG

George C. Huang
Director

Date: December 29, 2005

/s/ RICHARD M. NOLING

Richard M. Noling
Director

Date: December 29, 2005

Anthony Sun
Director

Date: December 29, 2005

/s/ ANTHONY P. MORRIS

Anthony P. Morris
Director

Date: December 29, 2005

/s/ DAVID S. DURY

David S. Dury
Director

Date: December 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Phoenix Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Phoenix Technologies Ltd. as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in Part IV, Item 15(a). These consolidated financial statements and schedule are the responsibility of the management of Phoenix Technologies Ltd. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix Technologies Ltd. at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Phoenix Technologies Ltd.'s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 28, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

Palo Alto, California
December 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Phoenix Technologies Ltd.

We have audited management's assessment, included under Item 9A in the "Management's report on internal control over financial reporting," that Phoenix Technologies Ltd. did not maintain effective internal control over financial reporting as of September 30, 2005, because of the effect of the material weaknesses identified in management's assessment and described below, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Phoenix Technologies Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

The first material weakness pertains to the operating effectiveness of controls relating to the period-end financial reporting process. Specifically, controls pertaining to timely review of reconciliations and account balances performed during the preparation of period-end financial statements were not effective. Errors resulting from this deficiency affected accrued liabilities, prepaid assets and other comprehensive loss accounts. Adjustments were recorded in the consolidated financial statements for the year ended September 30, 2005 to correct the identified errors.

The second material weakness pertains to both the design and operating effectiveness of controls relating to the tax provision process. Specifically, there were errors in the annual tax provision for the year ended September 30, 2005 as a result of ineffective controls relating to the reconciliation of certain tax accounts, review of those reconciliations and calculation of the tax provision. The identified errors affected income tax expense and income tax asset and liability accounts. Adjustments were recorded in the consolidated financial statements for the year ended September 30, 2005 to correct the identified errors.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated December 28, 2005 on those consolidated financial statements.

In our opinion, management's assessment that Phoenix Technologies Ltd. did not maintain effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Phoenix Technologies Ltd. has not maintained effective internal control over financial reporting as of September 30, 2005, based on the COSO control criteria.

Ernst & Young LLP

Palo Alto, California
December 28, 2005

PHOENIX TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	September 30, 2005	September 30, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 36,905**	$ 38,898
Short-term investments and available for sale securities	**37,922**	20,925
Accounts receivable, net of allowances of $681 and $1,569 at September 30, 2005 and September 30, 2004, respectively	**22,684**	23,871
Prepaid royalties and maintenance	**2,254**	2,266
Deferred income taxes	**—**	370
Other current assets	**4,450**	3,632
Total current assets	**104,215**	89,962
Property and equipment, net	**4,550**	4,519
Computer software costs, net	**4,568**	7,922
Goodwill	**13,932**	13,433
Intangible assets, net	**368**	437
Prepaid royalties—non current	**17**	2,221
Other assets	**3,386**	2,391
Total assets	**$131,036**	$120,885
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 2,120**	$ 2,188
Accrued compensation and related liabilities	**5,781**	5,535
Deferred revenue	**8,305**	9,642
Income taxes payable	**11,425**	3,136
Accrued restructuring charges - current	**496**	536
Other accrued liabilities	**3,740**	3,229
Total current liabilities	**31,867**	24,266
Accrued restructuring charges—noncurrent	**1,183**	1,648
Other liabilities	**1,022**	1,942
Total liabilities	**34,072**	27,856
Commitments and Contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.100 par value, 500 shares authorized, none issued or outstanding	**—**	—
Common stock, $0.001 par value, 60,000 shares authorized, 32,185 and 31,734 shares issued, 24,987 and 24,536 shares outstanding at September 30, 2005 and September 30, 2004, respectively	**33**	32
Additional paid-in capital	**183,749**	181,302
Deferred compensation	**(302)**	(777)
Retained earnings	**5,070**	4,793
Accumulated other comprehensive loss	**(1,143)**	(1,878)
Less: Cost of treasury stock (7,196 shares at September 30, 2005 and September 30, 2004)	**(90,443)**	(90,443)
Total stockholders' equity	**96,964**	93,029
Total liabilities and stockholders' equity	**$131,036**	$120,885

See notes to audited consolidated financial statements

PHOENIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	2005	2004	2003
Revenues:			
License and service fees	**$99,536**	$86,750	$ 85,408
Total revenues	**99,536**	86,750	85,408
Cost of revenues:			
License and service fees	**14,100**	11,839	13,817
Amortization of purchased technology	**3,353**	3,353	3,353
Total cost of revenues	**17,453**	15,192	17,170
Gross margin	**82,083**	71,558	68,238
Operating expenses:			
Research and development	**20,377**	22,326	27,064
Sales and marketing	**35,516**	32,597	33,246
General and administrative	**16,413**	13,277	13,896
Amortization of goodwill and acquired intangible assets	**70**	70	70
Stock-based compensation	**180**	280	290
Restructuring and related charges	**(14)**	(56)	8,793
Total operating expenses	**72,542**	68,494	83,359
Operating income (loss)	**9,541**	3,064	(15,121)
Interest and other income, net	**320**	193	20
Income (loss) before income taxes	**9,861**	3,257	(15,101)
Income tax expense (benefit)	**9,584**	2,808	11,553
Net income (loss)	**$ 277**	$ 449	$(26,654)
Earnings (loss) per share:			
Basic			
Income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Net income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Diluted			
Income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Net income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Shares used in earnings (loss) per share calculation:			
Basic	**24,815**	24,444	24,467
Diluted	**25,621**	24,799	24,467

See notes to audited consolidated financial statements

PHOENIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount							
BALANCE, SEPTEMBER 30, 2002	26,299	$31	$178,427	$(626)	$ 30,998	$(2,127)	$(80,746)	$125,957	
Stock purchases under option and purchase plans	188	—	964	—	—	—	—	964	
Repurchase of common stock	(2,213)	—	—	—	—	—	(9,697)	(9,697)	
Deferred compensation	—	—	256	(256)	—	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	207	—	—	—	207	
Stock-based compensation	7	—	83	—	—	—	—	83	
Comprehensive income:								—	
Net income (loss)	—	—	—	—	(26,654)	—	—	(26,654)	$(26,654)
Translation adjustment, net of tax of $0	—	—	—	—	—	531	—	531	531
Comprehensive (loss)									$(26,123)
BALANCE, SEPTEMBER 30, 2003	24,281	$31	$179,730	$(675)	$ 4,344	$(1,596)	$(90,443)	$ 91,391	
Stock purchases under option and purchase plans	255	1	1,189	—	—	—	—	1,190	
Deferred compensation	—	—	276	(276)	—	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	174	—	—	—	174	
Stock-based compensation	—	—	107	—	—	—	—	107	
Comprehensive income:									
Net income (loss)	—	—	—	—	449	—	—	449	$ 449
Translation adjustment, net of tax of $0	—	—	—	—	—	(282)	—	(282)	(282)
Comprehensive income									$ 167
BALANCE, SEPTEMBER 30, 2004	24,536	$32	$181,302	$(777)	$ 4,793	$(1,878)	$(90,443)	$ 93,029	
Stock purchases under option and purchase plans	451	1	2,751	—	—	—	—	2,752	
Reversal of deferred compensation due to terminations			(307)	232				(75)	
Amortization of deferred stock-based compensation	—	—	—	243	—	—	—	243	
Stock /Options granted to consultants			3					3	
Stock-based compensation	—	—		—	—	—	—	—	
Comprehensive income:									
Net income (loss)	—	—	—	—	277	—	—	277	$ 277
Translation adjustment, net of tax of $0	—	—	—	—	—	735	—	735	735
Comprehensive income									$ 1,012
BALANCE, SEPTEMBER 30, 2005	24,987	$33	$183,749	$(302)	$ 5,070	$(1,143)	$(90,443)	$ 96,964	

See notes to audited consolidated financial statements

PHOENIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twelve Months Ended September 30,		
	2005	**2004**	**2003**
Cash flows from operating activities:			
Net income (loss)	**$ 277**	$ 449	$ (26,654)
Reconciliation to net cash provided by operating activities:			
Depreciation and amortization	**6,473**	7,274	8,066
Stock-based compensation	**180**	280	290
Loss from disposal of fixed assets	**—**	268	65
Deferred income tax	**370**	167	12,537
Change in operating assets and liabilities:			
Accounts receivable	**1,258**	(1,110)	(8,149)
Prepaid royalties and maintenance	**2,348**	2,478	1,915
Other assets	**1,273**	218	(2,404)
Accounts payable	**(66)**	796	(299)
Accrued compensation and related liabilities	**261**	(2,134)	(1)
Deferred revenue	**(1,257)**	6,346	(884)
Income taxes	**4,449**	(181)	(4,614)
Accrued restructuring charges	**(601)**	(1,113)	3,397
Other accrued liabilities	**848**	(64)	(385)
Net cash provided by operating activities	**15,813**	13,674	(17,120)
Cash flows from investing activities:			
Proceeds from sales and maturities of investments	**210,973**	195,320	354,202
Purchases of investments	**(227,970)**	(195,600)	(323,691)
Proceeds from the sale of fixed assets	**—**	38	—
Purchases of property and equipment	**(3,081)**	(1,545)	(3,744)
Acquisition of businesses, net of cash acquired	**(500)**	(500)	—
Net cash used in investing activities	**(20,578)**	(2,287)	26,767
Cash flows from financing activities:			
Proceeds from stock purchases under stock option and stock purchase plans	**2,746**	1,191	964
Repurchase of common stock	**—**	—	(9,697)
Net cash provided by financing activities	**2,746**	1,191	(8,733)
Effect of changes in exchange rates	**26**	(281)	531
Net increase in cash and cash equivalents	**(1,993)**	12,297	1,445
Cash and cash equivalents at beginning of period	**38,898**	26,601	25,156
Cash and cash equivalents at end of period	**$ 36,905**	$ 38,898	26,601
Supplemental disclosure of cash flow information:			
Income taxes paid during the year, net of refunds	**$ 2,752**	$ 2,650	$ 4,616

See notes to audited consolidated financial statements

PHOENIX TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Phoenix Technologies Ltd. ("Phoenix" or the "Company") is a global leader in the development, design, and support of software products that define, identify, and restore digital devices based on the x.86 microprocessor architecture. These devices include, but are not limited to, personal computers ("PCs"), servers and embedded machines. In addition to key products, we also provide support services to our customers as required, such as training, maintenance, and engineering services.

The majority of the Company's revenue comes from Core System Software ("CSS"), the evolution of BIOS ("Basic Input-Output System"), for PCs, servers and embedded devices, where Phoenix has established global market share leadership. CSS customers are usually original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs"), who build in Phoenix firmware products at the manufacturing stage.

The Company also provides software applications products that restore a device's contents, enable device identification to a network, and provide instant-on access to certain frequently-used applications. End customers for these applications products are enterprises, governments and service providers.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation. The Company has determined that the functional currency of its foreign operations is the local currency. Therefore, assets and liabilities are translated at year-end exchange rates and income statement transactions are translated at average exchange rates prevailing during each period. Unrealized gains and losses from foreign currency translation are included as a separate component of other comprehensive income (loss). Foreign currency transaction losses recorded in interest and other income totaled $1.0 million, $0.1 million and $0.7 million during fiscal 2005, 2004 and 2003 respectively.

Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.

On an on-going basis, the Company evaluates its estimates on, including but not limited to, a) allowance for uncollectible accounts receivable and sales returns; b) accruals for royalty revenues; c) accruals for employee benefits and restructuring and related costs; d) income taxes and realizability of deferred tax assets and the associated valuation allowances and; e) useful lives and/or realizability of carrying values for property and equipment, computer software costs, goodwill and intangibles, and prepaid royalties. Actual results could differ from those estimates.

Revenue Recognition. The Company licenses software under non-cancelable license agreements and provides services, including non-recurring engineering efforts, maintenance (consisting of product support services and rights to unspecified upgrades on a when-and-if available basis), and training. In many cases, and in all cases with respect to our Core System Software, our products are incorporated into the products of our OEM/ ODM customers.

Revenues from software license agreements are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (VSOE) of fair value exists for each undelivered element. VSOE of fair value is generally the price charged when that element is sold separately or, for items not yet being sold, it is the price established by management that will not change before the introduction of the item into the marketplace. Under the residual method, the fair value of the undelivered element(s) is deferred and the remaining portion of the arrangement fee is recognized as revenues. If VSOE of fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. Revenue from arrangements including rights to unspecified future products is recognized ratably over the term of the respective agreement.

The Company recognizes revenue related to the delivered products or services only if the above revenue recognition criteria are met, any undelivered products or services are not essential to the functionality of the delivered products and services, and payment for the delivered products or services is not contingent upon delivery of the remaining products or services.

Revenues from software license agreements are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence of the fair value of all the undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenues. If evidence of fair value of one or more undelivered elements does not exit, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. Revenue from non-refundable up-front fee arrangements including rights to unspecified future products is recognized ratably over the term of the respective agreement.

Royalty revenues from OEMs/ODMs are generally recognized in each period based on estimated consumption during the reporting period by the OEMs/ODMs of products containing our software, provided that all other revenue recognition criteria have been met. The Company normally recognizes revenue for all consumption prior to the end of the accounting period. However, for volume purchase agreements ("VPAs") we also recognize revenues for units estimated to be consumed by the end of the following accounting quarter, to the extent that the customer has been billed for such consumption prior to the end of the quarter and provided all other revenue recognition criteria have been met. Since we generally receive quarterly royalty reports from our OEMs/ODMs approximately 30 to 60 days following the end of the quarter, the Company has put processes in place to reasonably estimate the royalty revenues, including obtaining estimates of production from our OEM/ ODM customers, utilizing historical experience, and using other relevant current information. The Company accrued $1.8 million and $6.4 million of royalty revenues from our OEM/ODM customers as of September 30, 2005 and September 30, 2004, respectively. To date, the variances between estimated and actual revenues have been immaterial. Although management believes that it has a reliable basis for making reasonable estimates, the actual results could differ depending on customer or market factors.

Amounts that have been invoiced under VPAs and relate to anticipated consumption beyond the following accounting quarter that we have determined to be not fixed or determinable are recorded as deferred revenues. During an accounting period, deferred revenues increase (or decrease) primarily to the extent that the dollar amount of new VPAs entered into during the period is greater (or less) than the revenue that is recognized during the period from those agreements and the outstanding deferred revenue balance at the beginning of the period. We believe virtually all deferred revenue will be recognized as revenue within the next 12 months.

Non-recurring engineering service revenues are recognized on a time and materials basis or when contractual milestones are met. Contractual milestones involve the use of estimates and approximate the percentage-of-completion method. Software maintenance revenues are recognized ratably over the maintenance period, which is typically one year. Training and other service revenues are recognized as the services are performed. Amounts billed in advance for licenses and services that are in excess of revenues recognized are recorded as deferred revenues.

Accounts Receivable. Accounts receivable include both amounts invoiced and unbilled royalty fees. Unbilled royalty fees totaled $1.8 million and $6.4 million for the years ended September 30, 2005 and 2004, respectively, and represent estimated royalties earned but not yet reported by certain customers. All receivable amounts are non-interest bearing. Provisions are made for doubtful accounts and estimated sales allowances. These provisions are estimated based on assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit memo data, bad debt write-offs, and other known factors. At September 30, 2005 and 2004, the allowance for sales and doubtful accounts was $0.7 million and $1.6 million, respectively.

Cash Equivalents, Short-Term Investments and Other Investments. The Company considers all highly liquid securities purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds in all periods presented.

Short-term investments consist of available-for-sale debt securities that the Company carries at fair value. The Company uses the specific identification method to compute gains and losses on short-term investments. The fair value of such investments approximated amortized cost and gross unrealized holding gains and losses were not material. Available-for-sale debt securities are classified as current assets based upon the Company's intent and ability to use any and all of these securities as necessary to satisfy the significant short-term liquidity requirements that may arise.

The following schedule summarizes the estimated fair value of our short-term investments (in thousands):

	September 30,	
	2005	**2004**
Municipal Bonds	**$19,650**	$14,122
Corporate Notes	**16,772**	4,685
International Bonds	**1,500**	2,118
Total Short Term Investments	**$37,922**	$20,925

The following table summarizes the estimated fair value of our available-for-sale debt securities held in short-term investments classified by the stated maturity date of the security *(in thousands):*

	September 30,	
	2005	**2004**
Due within one year	**$18,272**	$ 6,803
Due within two years	**—**	—
Due within three years	**—**	—
Due after three years	**19,650**	14,122
Total	**$37,922**	$20,925

The Company has the intent and ability to hold these investments to maturity.

Fair Value of Financial Instruments. The carrying values of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. The estimated fair values may not be representative of actual values of the financial instruments that could be realized as of the period end or that will be realized in the future.

Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company's investment portfolio consists of mostly AAA credit rating investments, balanced by some AA and A rated securities. The duration is less than 90 days. The Company extends credit on open accounts to its customers and does not require collateral. The Company performs ongoing credit evaluations of all customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. One customer, Lenovo (Singapore) Pte. Ltd., accounted for 34% of accounts receivable as of September 30, 2005. Two customers, Sony Corporation and Gigabyte Technology Co. Ltd., accounted for 17% and 12% of accounts receivable as of September 30, 2004 respectively. One customer, Fujitsu Limited, accounted for 15% of accounts receivable as of September 30, 2003. No other customers accounted for greater than 10% of accounts receivable in both years.

Prepaid Royalties. The Company entered into long-term agreements with several third party technology partners and prepaid royalties for software that is incorporated into certain of its products. Prepaid royalties are recorded as assets upon acquisition and are charged to cost of revenue based on the greater of (1) the cost associated with actual units shipped during the period, or (2) straight line method over the remaining economic life of the asset. As of September 30, 2005, the remaining useful life of the assets ranges from 1 to 2 years. Net prepaid royalties for third party licenses were $2.3 million and $4.5 million at September 30, 2005 and 2004, respectively. Amortization of prepaid royalties was $2.4 million, $3.1 million and $3.0 million for fiscal years 2005, 2004, and 2003 respectively.

Property and Equipment. Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful life of the assets, which are typically three to five years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Computer Software Costs. Computer software costs consist of purchased software acquired through business combinations and capitalized under the provisions of Statement of Financial Accounting Standards No. 86, "*Computer Software to be Sold, Leased or Otherwise Marketed*" ("SFAS 86"). Costs in the research and development of new software products and enhancements are expensed as incurred. Capitalized computer software costs resulting from acquisitions are amortized over the economic life of the product, generally five to six years, using the straight-line method. Amortization of purchased technology was $3.4 million for each of fiscal years 2005, 2004, and 2003, respectively. There were no other purchases or additions of purchased technology during 2005, 2004 or 2003 respectively.

Goodwill and Intangible Assets. Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Purchased intangibles primarily represent trade names. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142") in July 2001. SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. The Company adopted this statement in October 1, 2002 and ceased amortizing goodwill as of October 1, 2002 as required by SFAS 142.

Impairment of goodwill and other long-lived assets. The Company tests goodwill annually for impairment using a two-step process as required by SFAS 142. The Company tests goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Consistent with the Company's determination that it has only one operating segment, the Company has determined that it has only one reporting unit. Goodwill is tested for impairment annually at October 1, 2005 in a two-step process. First, the Company determines if the carrying amount of its reporting unit exceeds the "fair value" of the reporting unit, which would indicate that goodwill may be impaired. If the Company determines that goodwill may be impaired, the Company compares the "implied fair value" of the goodwill, as defined by SFAS 142, to its carrying amount to determine if there is an impairment loss. Since the fair value of the reporting unit exceeds its net book value as of September 30, 2005, there is no goodwill impairment for the year.

Intangible assets with definite useful lives and other long-lived assets tested for impairment in accordance with Statement of Financial Accounting Standards No. 144, "*Accounting for Impairment of Disposal of Long-Lived Assets*" ("SFAS 144"). The Company assesses the carrying value of long-lived assets, whenever events or changes in circumstances indicate that the carrying value of these long-lived assets may not be recoverable. Factors the Company considers important which could result in an impairment review include (1) significant under-performance relative to the expected historical or projected future operating results, (2) significant changes in the manner of use of assets, (3) significant negative industry or economic trends, and (4) significant changes in our market capitalization relative to net book value. Any changes in key assumptions about the business or prospects, or changes in market conditions, could result in an impairment charge and such a charge could have a material adverse effect on our consolidated results of operations.

Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future cash flows. The cash flow calculations are based on management's best estimates at the time the tests are performed, using appropriate assumptions and projections. Management relies on a number of factors including operating results, business plans, budgets, and economic projections. In addition, management's evaluation considers non-financial data such as market trends, customer relationships, buying patterns, and product development cycles. When impairments are assessed, the Company records charges to reduce goodwill or other long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values.

Pursuant to SFAS 144, the Company determined that no indications of impairment existed for all long lived assets during fiscal 2004.

Income Taxes. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

Stock-Based Compensation. The Company accounts for its stock option plans and employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25"). The Statement of Financial Accounting Standards No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123*" ("SFAS 148") which amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123"), requires the Company to provide more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used in the reported results. SFAS 148 also requires the Company to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. The pro forma information is as follows (*in thousands, except per-share amounts*):

	Years Ended September 30,		
	2005	2004	2003
Net income (loss), as reported	**$ 277**	$ 449	$(26,654)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	**177**	175	135
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects of zero	**(5,868)**	(4,211)	(2,014)
Pro forma net loss	**$ (5,414)**	$ (3,587)	$(28,533)
Basic earnings (loss) per share:			
As reported	**$ 0.01**	$ 0.02	$ (1.09)
Pro forma	**$ (0.22)**	$ (0.15)	$ (1.17)
Diluted earnings (loss) per share:			
As reported	**$ 0.01**	$ 0.02	$ (1.09)
Pro forma	**$ (0.21)**	$ (0.14)	$ (1.17)
Per share data used			
Basic	**24,815**	24,444	24,467
Diluted	**25,621**	24,799	24,467

The fair value of options granted in fiscal 2005, 2004, and 2003 reported above was estimated as of the date of the grant using a Black-Scholes multiple option pricing model. See Note 11 to the Consolidated Financial Statements for more information.

Advertising Costs. We expense advertising costs as we incur them. We recorded advertising expense of approximately $2.1 million, $1.1 million and $1.8 million in fiscal 2005, 2004 and 2003 respectively.

Computation of Earnings (loss) per Share. Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Diluted common-equivalent shares primarily consist of employee stock options and warrants, computed using the treasury stock method. In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. For the year ended September 30, 2003, the Company reported a net loss and did not include the outstanding options in the calculation of diluted loss per share, as their inclusion would be anti-dilutive. See Note 6 to Consolidated Financial Statements for more information.

New Accounting Pronouncements. In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces APB No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.* SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial position, results of operations, or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities in the first fiscal year beginning after June 15, 2005. The Company is in the process of assessing the impact of adopting this new standard.

Note 3. Business Combinations

In January 2002, the Company acquired certain assets of StorageSoft, a developer of drive diagnostic utilities and hard drive imaging software that reduces the cost to own, deploy, and manage multiple PCs, pursuant to an Asset Acquisition Agreement dated December 21, 2001. With the acquisition, the Company further expands its next-generation FirstWare™ product line and distribution channels in the generic PC manufacturing and PC system builder markets.

The acquisition of Integrity Sciences in February 2001 included an earn-out agreement over a five-year period of up to 100,000 shares of Phoenix's common stock and cash payments of $1.5 million, if certain revenues and technology criteria are met. There is no minimum payment requirement in the earn-out agreement. No payments were earned through September 30, 2002 and 2003. In June 2004, the Company completed the first payment of $0.5 million in accordance with the earn-out terms noted above, and recorded the payment as additional purchase price resulting in incremental goodwill.

In May 2005, the Company completed the second payment of $0.5 million, which was accrued for in March 2005 in accordance with the earn-out terms.

All acquisitions were accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired business were included in the Consolidated Balance Sheets for the fiscal periods ended after the date of the acquisition. The results of operations from the date of acquisition through September 30, 2002 are included in the accompanying Consolidated Statement of Operations for the year ended September 30, 2002.

The following is a summary of purchase consideration for the acquisitions (*in thousands*):

Acquired company	Cash	Phoenix's Common Stock	Transaction Cost	Total Consideration	Comments
Fiscal 2002:					
StorageSoft, Inc.	$ 6,906	$6,000	$ 447	$13,353	Issued 506 shares
Fiscal 2001:					
Integrity Sciences, Inc.	2,500	1,303	89	3,892	Issued 75 shares
Ravisent Technologies, Inc.	17,750	—	1,289	19,039	
Fiscal 2001 Subtotal	$20,250	$1,303	$1,378	$22,931	

The total purchase consideration was allocated to the fair value of the net assets acquired as follows (*in thousands*):

Acquired company	Total tangible assets	Purchased technology	Other intangible assets	Goodwill	Total purchase consideration
Fiscal 2002:					
StorageSoft, Inc.	$656	$ 7,000	$630	$ 5,067	$13,353
Fiscal 2001:					
Integrity Sciences, Inc.	—	3,400	—	492	3,892
Ravisent Technologies, Inc.	—	8,100	—	10,939	19,039
Fiscal 2001 Subtotal	$ —	$11,500	$ —	$11,431	$22,931

The amounts allocated to purchased technologies (computer software costs) are being amortized over five to six years on a straight-line basis. The estimated asset lives are determined based on projected future economic benefits and expected life cycles of the purchased technology. Amortization charged to costs of revenues was $3.4 million for fiscal 2005 and $3.3 million for fiscal 2004 and 2003 respectively. Accumulated amortization of purchased technology costs was $13.9 million, $10.6 million, and $7.2 million at September 30, 2005, 2004, and 2003, respectively. The unamortized purchased technology costs were $4.6 million, $7.9 million, and $11.3 million as of September 30, 2005, 2004, and 2003, respectively.

The following table represents the transactions to Goodwill (*in thousands*):

	Goodwill
Balance, September 30, 2003	$12,932
Additions	500
Deletions	—
Adjustments	—
Balance, September 30, 2004	13,432
Additions	500
Deletions	—
Adjustments	—
Balance, September 30, 2005	$13,932

Acquired Intangible assets consisted of the following (*in thousands except useful life*):

	Life in Years	September 30, 2005	September 30, 2004
Purchased Technology	4-5	**18,500**	18,500
Less Accumulated amortization		**(13,932)**	(10,578)
		4,568	7,922
Acquired Intangible Asset	8	**630**	630
Less Accumulated amortization		**(262)**	(193)
		368	437
Total net intangible assets		**$ 4,936**	$ 8,359

The following table summarizes amortization of acquired intangible assets and purchased technologies *(in thousands)*:

	Years Ended September 30, 2005	2004	2003
Amortization Acquired Intangible Assets	**$ 70**	$ 70	$ 70
Amortization of Purchased Technologies	**3,353**	3,353	3,353
Total acquistion-related charges	**$3,423**	$3,423	$3,423

At September 30, 2005, we expected annual amortization of our purchased intangible assets by fiscal year to be as shown in the following table. Amortization of purchased intangible assets is charged to amortization of purchased technology in cost of revenue and to amortization of acquired intangible asset in operating expenses on our statement of operations. Future acquisitions would cause these amounts to increase. In addition if impairment events occur they could accelerate the timing of charges.

	Expected Amortization Expense
Fiscal year ending September 30,	
2006	$2,613
2007	1,803
2008	362
2009	70
2010	70
Thereafter	18
Total	$4,936

The amounts allocated to Other Intangible Assets (comprised of the trade name of the purchased products) are being amortized over nine years. The amounts allocated to Goodwill associated with acquisitions completed prior to July 1, 2001, were being amortized using straight-line method over the estimated useful lives of five to six years up to October 1, 2002, the date of the Company's SFAS 142 adoption. In accordance with SFAS 142 Goodwill is no longer amortized.

Note 4. Property and Equipment, Net

Property and equipment consisted of the following (*in thousands except useful life*):

	Useful Life	September 30, 2005	September 30, 2004
Computer Hardware and Software	3	**$ 21,000**	$ 19,351
Telephone System	5	**799**	807
Furniture and fixtures	5	**2,368**	2,150
Construction in Progress		**58**	39
Leasehold improvements		**2,147**	1,902
Subtotal		**26,372**	24,249
Less: accumulated depreciation		**(21,822)**	(19,730)
Property and equipment, net		**$ 4,550**	$ 4,519

Depreciation expense related to property and equipment totaled $3.1 million, $3.9 million, and $4.6 million for fiscal 2005, 2004, and 2003, respectively.

Note 5. Other Assets, Other Accrued Liabilities and Other Liabilities

The following table provides details of other assets (*in thousands*):

	September 30, 2005	September 30, 2004
Other Assets:		
Deposits and Other	**$2,125**	$2,389
Deferred Tax	**1,261**	—
Long Term Investments	**—**	2
Total Other Assets	**$3,386**	$2,391

The following table provides details of other current accrued liabilities (*in thousands*):

	September 30, 2005	September 30, 2004
Other accrued liabilities:		
Royalties and commissions	**$ 736**	$ 430
Accounting and legal fees	**1,343**	763
Co-op advertising	**738**	658
Other accrued expenses	**923**	1,378
Total other accrued liabilities	**$3,740**	$3,229

PHOENIX TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of other liabilities (*in thousands*):

	September 30, 2005	September 30, 2004
Other Liabilities:		
Deferred Tax	**$ —**	$ 975
Accrued Rent	**647**	577
Other Liabilities	**375**	390
Total Other Liabilities	**$1,022**	$1,942

Note 6. Earnings (Loss) Per Share

The following table presents the calculation of basic and diluted earnings (loss) per share required under Statement of Financial Accounting Standards No. 128, "*Earnings per Share*" ("SFAS 128") (*in thousands, except per share amounts*):

	Years Ended September 30,		
	2005	2004	2003
Net income (loss)	**$ 277**	$ 449	$(26,654)
Weighted average common shares outstanding	**24,815**	24,444	24,467
Effect of dilutive securities (using the treasury stock method):			
Stock options	**806**	355	—
Total dilutive securities	**806**	355	—
Weighted average diluted common and equivalent shares outstanding	**25,621**	24,799	24,467
Earnings (loss) per share:			
Basic			
Income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Net income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Diluted			
Income (loss)	**$ 0.01**	$ 0.02	$ (1.09)
Net income (loss)	**$ 0.01**	$ 0.02	$ (1.09)

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Diluted common-equivalent shares primarily consist of employee stock options computed using the treasury stock method.

In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. Stock options with exercise prices greater than the average market price for our common stock are excluded from the calculation of diluted income or loss per share because their effect is anti-dilutive. In loss periods, basic and diluted loss per share are identical since the effect of common equivalent shares is anti-dilutive and therefore excluded. The anti-dilutive weighted shares for fiscals 2005, 2004, and 2003 amounted to approximately 3,305,000, 3,656,000 and 5,068,000 shares respectively.

Note 7. Restructuring Charges

The following table summarizes the activity related to the liability for restructuring charges through September 30, 2005 *(in thousands)*:

	Severance and Benefits	Facilities Exit Costs	Asset Write-off	Total
Balance of accrual at September 30, 2002	$ 279	$ —	$ —	$ 279
Provision	4,796	2,479	118	7,393
Cash payments	(3,420)	(935)	—	(4,355)
Non-cash charges	—	—	(118)	(118)
True up adjustments	(328)	1,728	—	1,400
Balance of accrual at September 30, 2003	1,327	3,272	—	4,599
Cash payments	(1,127)	(1,232)	—	(2,359)
True up adjustments	(200)	144	—	(56)
Balance of accrual at September 30, 2004	—	2,184	—	2,184
Cash payments	—	(546)	—	(546)
True up adjustments	—	41	—	41
Balance of accrual at September 30, 2005	$ —	$ 1,679	$ —	$ 1,679

Fiscal 2003 Programs

During fiscal 2003, we implemented three restructuring programs:

In the first quarter of fiscal 2003, the Company announced a restructuring program that affected approximately 100 positions across all business functions and closed its facilities in Irvine, California and Louisville, Colorado. This restructuring resulted in employee termination benefits of $2.9 million, estimated facilities exit expenses of $2.5 million, and asset write-offs in the amount of $0.1 million. All charges were recorded in the three months ended December 31, 2002 in accordance with Emerging Issues Task Force 94-3 "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*" ("EITF 94-3"). As of September 30, 2003, payments relating to the employee termination benefits were completed. Actual payments for employee termination benefits were lower than the original provision as of September 30, 2003. As a result, $0.1 million of excess accrual was reversed in the fourth quarter of fiscal 2003. In addition, the Company increased the restructuring liability related to the Irvine, California facility by $1.7 million, $0.1 million, and $0.2 million in the fourth quarter of fiscal 2003, the second quarter of fiscal 2004, and the third quarter of fiscal 2004, respectively, to reflect changes in the assumptions made previously for both the length of time the space would remain vacant and the sublease rate when the Company finds subtenants. In the fourth quarter of fiscal 2004 the Company decreased the restructuring liability related to the Irvine, California facility by $0.2 million, to reflect sublease activity. The unpaid portion of $1.7 million for facilities exit expenses are included under the captions "Accrued restructuring charges—current" and "Accrued restructuring charges—noncurrent" in the Consolidated Balance Sheets.

In the second quarter of fiscal 2003, Phoenix continued its effort in aligning global engineering resources. Approximately 15 positions across multiple business functions, primarily in research and development, were affected by this effort. This resulted in an employee termination benefit charge of $0.5 million. This charge is recorded in accordance with Statement of Financial Accounting Standards No. 146, "*Accounting for Costs*

Associated with Exit or Disposal Activities" ("SFAS 146"). All terminations were completed as of March 31, 2003. No future services will be rendered under the previous employee agreements. Payments were completed as of September 30, 2003.

In the fourth quarter of fiscal 2003, the Company furthered its restructuring program to align global engineering resources and streamline finance operations. Approximately 40 positions across business functions, primarily in research and development and finance, were affected by this program. This resulted in an employee termination benefit charge of $1.4 million. This charge is recorded in accordance with SFAS 146. Employee termination benefits were completed as of September 30, 2004.

Fiscal 2002 Program

In October 2001, the Company announced a restructuring program that identified and eliminated approximately 140 positions across all business functions from its global workforce, including several senior management positions. This restructuring program was to reduce our on-going operating expense level. This reduction resulted in a net charge of $3.5 million, comprised of $3.9 million of severance charges in the first quarter of fiscal 2002 and $0.4 million credit to adjust excess accruals recorded in the fourth quarter of fiscal 2002. Payments were completed as of September 30, 2003. Final actual payments for employee termination benefits were lower than the original provision. As a result, $0.1 million of excess accrual was reversed in the fourth quarter of fiscal 2003.

The balance of the accruals for severance and benefits as of September 30, 2003, are included under the caption "Accrued compensation and related liabilities" on the Consolidated Balance Sheets.

Note 8. Income Taxes

The components of income tax expense (benefit) from continuing operations are as follows (*in thousands*):

	Years Ended September 30,		
	2005	2004	2003
Current:			
Federal	**$ 104**	$(2,019)	$ (5,171)
State	**(186)**	3	30
Foreign	**11,531**	4,597	4,157
Total Current	**11,449**	2,581	(984)
Deferred:			
Federal	**—**	—	10,772
State	**—**	—	1,416
Foreign	**(1,865)**	227	349
Total Deferred	**(1,865)**	227	12,537
Income Tax (benefit) from continuing operations	**$ 9,584**	$ 2,808	$11,553

PHOENIX TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. and foreign components of income (loss) from continuing operations before income taxes are as follows (*in thousands*):

	Years Ended September 30,		
	2005	**2004**	**2003**
U.S.	**$5,654**	$2,229	$(20,466)
Foreign	**4,207**	1,028	5,365
	$9,861	$3,257	$(15,101)

The reconciliation of the United States Federal statutory rate to the Company's income tax expense (benefit) from continuing operations is as follows (*in thousands*):

	Years Ended September 30,		
	2005	**2004**	**2003**
Tax at U.S. federal statutory rate	**$ 3,451**	$1,140	$ (5,284)
State Taxes, net of federal tax benefit	**(186)**	3	1,446
Foreign taxes	**8,448**	1,594	4,506
Valuation allowance	**(2,292)**	—	10,772
Other	**163**	71	113
Income tax expense (benefit) from continuing operations	**$ 9,584**	$2,808	$11,553

	September 30,	
	2005	**2004**
Deferred tax assets:		
Foreign tax credits	**$ 16,134**	$ 16,517
Research and development tax credits	**9,580**	10,489
Minimum tax credit carryforward	**1,149**	1,149
Miscellaneous reserves and accruals	**4,264**	2,850
Depreciation and Amortization	**4,416**	601
State tax credit (net of federal benefit)	**1,685**	—
Intangible assets	**—**	3,514
Other	**—**	1,219
Total	**37,228**	36,339
Less valuation allowance	**(35,882)**	(20,965)
Net deferred tax assets	**1,346**	15,374
Deferred tax liabilities:		
Unremitted foreign earnings	**(85)**	(15,775)
Total deferred tax liabilities	**(85)**	(15,775)
Net deferred tax assets	**$ 1,261**	$ (401)

The Company believes a valuation allowance of $35.9 million is required against the U.S. federal and state deferred tax assets under SFAS 109. The valuation allowance increased by approximately $14.9 million, decreased by approximately $2.0 million and increased by approximately $17.6 million in fiscal years 2005, 2004 and 2003, respectively.

The Company is representing that it is permanently reinvesting the historic earnings of its foreign subsidiaries. The effect of this representation is the reduction in deferred tax liabilities of $15.8 million from the prior fiscal year. This reduction of the deferred tax liabilities balance was offset by an increase to the Company's valuation allowance against deferred tax assets. Therefore, there was no income statement impact related to permanently reinvesting earnings in the current year. The amount of foreign earnings permanently reinvested is approximately $10.0 million as of September 30, 2005, and accordingly no U.S. federal tax has been provided on these earnings. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (after an adjustment for foreign tax credits) of approximately $500,000. These additional income taxes may not result in a cash payment to the Internal Revenue Service, but may result in the utilization of deferred tax assets that are currently subject to a valuation allowance.

The American Jobs Creation Act of 2004 (the Act), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during either fiscal 2005 or fiscal 2006. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. The Company did not elect this provision in fiscal 2005 and does not have plans to take advantage of this provision in 2006 due to the Company's current loss carryforward position in the US.

As of September 30, 2005, the Company had available for U.S. federal income tax purposes research and development credits of $9.6 million, which will begin to expire in fiscal year 2006, if not utilized. The Company had a foreign tax credit carry-forward of $16.1 million that will start to expire in the fiscal year 2010, if not utilized. The Company also had an alternative minimum tax credit carry-forward of approximately $1.1 million that does not have an expiration period. The Company also has state research and development tax credits of approximately $2.6 million that do not have an expiration date. Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. An annual limitation may result in the expiration of net operating losses and credits before utilization.

Note 9. Segment Reporting

The Chief Operating Decision Maker assesses the Company's performance by regularly reviewing the operating results as a single segment: Phoenix. The reportable segment is established based on the criteria set forth in the Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS 131"), including evaluating the Company's internal reporting structure by the chief operating decision maker and disclosure of revenues and operating expenses. The chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region and, starting in fiscal 2004, specifying by product sectors for purposes of making operating decisions and assessing financial performance. The Company does not assess the performance of its product sectors and geographic regions on other measures of income or expense, such as depreciation and amortization, gross margin or net income. In addition, as Phoenix's assets are primarily located in its corporate office in the United States and not allocated to any specific region, it does not produce reports for, or measure the performance of its geographic regions based on any asset-based metrics. Therefore, geographic information is presented only for revenues.

The Company reports revenues by geographic area, which is categorized into five major countries/regions: North America, Japan, Taiwan, other Asian countries, and Europe (*in thousands*):

	Years ended September 30,		
	2005	**2004**	**2003**
North America	**$24,852**	$16,342	$16,974
Japan	**21,803**	29,034	27,987
Taiwan	**36,608**	31,044	29,598
Other Asian Countries	**8,233**	4,294	5,225
Europe	**8,040**	6,036	5,624
Total	**$99,536**	$86,750	$85,408

Net income (loss) from foreign operations was approximately $0.3 million, $(1.2) million, and $5.2 million for fiscal 2005, 2004, and 2003, respectively.

The following table represents revenue by sector for fiscal 2005, 2004 and 2003 *(in thousands)*:

	Years ended September 30,			% of Revenues		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**
PC/Server Core System Software	**$64,492**	$62,100	$67,281	**64.8%**	71.6%	78.8%
Non PC Core System Software and Applications	**15,879**	16,367	13,310	**15.9%**	18.9%	15.6%
PC/Server Applications	**19,165**	8,283	4,817	**19.3%**	9.5%	5.6%
Total	**$99,536**	$86,750	$85,408	**100.0%**	100.0%	100.0%

Lenovo (Singapore) Pte. Ltd. accounted for 15% and Quanta Computer Inc. accounted for 12% of the Company's total revenues in fiscal 2005. International Business Machines Corporation accounted for 11% of the Company's total revenues in fiscal 2004. No other customer accounted for more than 10% of total revenues in fiscal 2005, 2004, or 2003.

Note 10. Commitments and Contingencies

Operating Leases

The Company has commitments related to office facilities under operating leases. The operating lease obligations of $20.0 million include a net lease commitment for the Irvine location of $1.6 million, after sublease income of $1.0 million. The Irvine net lease commitment was included in the Company's fiscal 2003 first quarter restructuring plan. See Note 7 for further information on the Company's restructuring plans. Total rent expense was $4.1 million, $4.3 million, and $4.2 million in fiscal 2005, 2004, and 2003, respectively.

On September 30, 2005, future minimum operating lease payments required were as follows *(in thousands)*:

Fiscal years ending September 30,	
2006	$ 3,938
2007	3,356
2008	3,239
2009	3,033
2010	2,002
Thereafter	4,416
Total minimum lease payments	$19,984

Litigation

Korean Electronic Certification Authority, Inc. v. Phoenix Technologies Ltd. and Phoenix Technologies (Hungary) Software Licensing, LLC. On April 21, 2003, the Korean Electronic Certification Authority, Inc., doing business as CrossCert, Inc. ("CrossCert"), filed a motion (the "Preliminary Attachment Motion") in the Suwon District Court in Seoul, Korea, without notice to Phoenix, for a "preliminary attachment" under Korean law on Phoenix's expected payments from another Phoenix customer, Samsung Electronics Co., Ltd. ("Samsung"). CrossCert obtained the preliminary attachment on April 21, 2003 in the amount of KRW 496,608,750, or approximately USD $412,000, which effectively enjoined a payment owing to the Company by Samsung. CrossCert's claim relates to a March 30, 2001 license agreement (the "CrossCert Agreement") between CrossCert and Phoenix, under which Phoenix licensed certain software to CrossCert. Phoenix subsequently assigned its rights in the CrossCert Agreement to an affiliate, Phoenix Technologies (Hungary) Software Licensing, LLC ("Phoenix-Hungary").

On June 14, 2003, CrossCert filed a complaint in the Suwon District Court in Seoul, Korea against both Phoenix and Phoenix-Hungary for breach of contract, seeking a return of the payments made under the CrossCert Agreement in the amount of approximately USD $825,000, plus interest under Korean law. Phoenix subsequently filed an objection to the Korean's court's jurisdiction over the dispute based on a choice of forum clause in the CrossCert Agreement in which the parties agreed to the exclusive jurisdiction of the courts in Santa Clara County, California for any disputes arising out of the CrossCert Agreement. In October 2003, the Korean court dismissed CrossCert's suit against Phoenix for lack of jurisdiction. Phoenix then filed a motion for cancellation of the preliminary attachment. On November 24, 2004, the Korean court denied Phoenix's motion to cancel the preliminary attachment, and ruled that the preliminary attachment can remain in place because of the pendency of the U.S.-based lawsuit involving the parties (described below). On January 21, 2005, Phoenix deposited KRW 496,608,750, or approximately USD$412,000, into escrow with the court pending the outcome of the U.S.-based lawsuit, and requested that the court cancel and release the preliminary attachment. The court cancelled the preliminary attachment on January 28, 2005.

Phoenix Technologies Ltd. and Phoenix Technologies (Hungary) Software Licensing, LLC v. Korean Electronic Certification Authority, Inc. On May 7, 2003, Phoenix and Phoenix-Hungary filed suit against CrossCert in Santa Clara County Superior Court in the United States of America for breach of contract, interference with contract, interference with prospective economic advantage and unfair competition under California Business and Professions Code Sections 17200 et seq. The claims in this case relate to the CrossCert Agreement and CrossCert's wrongful filing of the Preliminary Attachment Motion in Korea and its interference with Phoenix's contractual relationship with Samsung. Phoenix seeks damages in the amount of $150,000 for CrossCert's failure to pay software maintenance fees, as well as all damages caused by CrossCert's wrongful conduct with respect to its filing of the Preliminary Attachment Motion in Korea and interference with prospective economic advantage, including lost goodwill, the extent of which is presently unknown. CrossCert filed a cross-complaint against Phoenix on October 24, 2003 for breach of contract, fraud and unfair competition under California Business and Professions Code Sections 17200 et seq. The parties unsuccessfully mediated the case on August 6, 2004. The parties did not reach a settlement in that mediation conference.

On November 11, 2004, Phoenix filed an amended complaint which made additional claims for fraud, negligent misrepresentation and breach of the covenant of good faith and fair dealing. On March 14, 2005, Phoenix filed a second amended complaint to eliminate certain claims for breach of the covenant of good faith and fair dealing and breach of the California Business and Professions Code Section 17200 et seq. in exchange for CrossCert's elimination of its claims for unfair competition under California Business and Professions Code Section 17200 et seq. and breach of the covenant of good faith and fair dealing. Trial is currently set for March 13, 2006.

Phoenix is subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or liquidity. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on the Company due to defense costs, diversion of management resources and other factors.

Note 11. Stockholders' Equity

Stock Repurchase Program. In October 2005, the Board of Directors has authorized the company to repurchase up to $15 million of its common stock over the next twelve months.

In October 2002, the Board of Directors authorized a program to repurchase of up to $15.0 million of Phoenix's common stock over a twelve-month period. During fiscal 2003, the Company repurchased approximately 1,333,000 shares of its common stock at a cost of $4.9 million under the fiscal 2003 program.

The Company did not repurchase any of its equity securities during fiscal year ended September 30, 2005.

Employee Stock Purchase Plan. In February 2002, the stockholders approved the adoption of the Phoenix Technologies Ltd. 2001 Employee Stock Purchase Plan ("2001 ESPP") and the reservation of 200,000 shares of common stock for issuance. Also in February 2002, the 2001 ESPP replaced the 1991 ESPP. The 2001 ESPP allows eligible employees to purchase shares at six month intervals, through payroll deductions, at 85% of the fair market value of the Company's common stock at the beginning or end of the six-month period, whichever is lower. The maximum amount each employee may contribute during an offering period is 10% of gross base pay. On February 6, 2003, the stockholders approved an amendment to increase the number of shares of Common Stock reserved for issuance under the 2001 ESPP by 300,000 shares. On March 8, 2004, the Shareholders approved an amendment to increase the number of shares of Common Stock reserved for issuance under the 2001 ESPP by 250,000 shares. As of September 30, 2005, 566,503 shares had been issued under the 2001 ESPP and approximately 183,497 shares remained reserved for future issuance.

Stock Option Plans. The Company has various incentive stock option plans for employees, officers, directors, consultants, and independent contractors. Incentive stock options may not be granted at a price less than 100% (110% in certain cases) of the fair market value of the shares on the date of grant. Nonqualified options may not be granted at a price less than 85% of the fair value of the shares on the date of grant unless it is performance based. To date, all grants of stock options, except for performance-based options, have been made at fair market value or greater. Options vest evenly over a period determined by the Company's Board of Directors, generally four years, and have a term not exceeding ten years.

On February 7, 2005, the Shareholders approved an amendment to the 1999 Director Option Plan to increase the number of shares of the Company's common stock reserved for issuance thereunder by 200,000 shares and an amendment to the 1999 Stock Plan to increase the number of shares of the Company's common stock reserved for issuance thereunder by 990,000 shares.

PHOENIX TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the option activity under the Company's option plans for all periods presented (*in thousands, except per-share amounts*):

	Options Outstanding	
	Shares	Weighted Average Exercise Price
Balance as of September 30, 2002	5,888	$11.59
Options granted	1,094	4.73
Options exercised	(19)	4.02
Options canceled	(1,850)	12.13
Balance as of September 30, 2003	5,113	$ 9.95
Options granted	1,918	6.00
Options exercised	(30)	5.98
Options canceled	(1,166)	9.85
Balance as of September 30, 2004	5,835	$ 8.70
Options granted	2,135	7.58
Options exercised	(309)	6.10
Options canceled	(1,025)	7.82
Balance as of September 30, 2005	6,636	$ 8.60

On September 30, 2005, 2004, and 2003, the number of shares available for grant under all stock option plans were approximately 1,750,000, 1,759,000, and 2,671,000 respectively.

The following table summarizes information about stock options outstanding as of September 30, 2005 (*in thousands, except per-share and contractual life amounts*):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.01 - $ 5.39	1,247	7.69	$ 4.85	570	$ 4.58
$ 5.48 - $ 6.76	1,071	7.40	5.99	540	6.09
$ 6.80 - $ 8.02	1,158	8.84	7.44	283	7.41
$ 8.08 - $ 9.52	1,052	7.49	8.64	413	8.81
$ 9.70 - $11.00	974	4.95	10.59	873	10.66
$11.06 - $15.75	828	4.76	13.51	818	13.51
$15.81 - $21.13	306	4.58	17.37	306	17.37
$ 0.01 - $21.13	6,636	6.90	$ 8.60	3,803	$ 9.92

Amortization of deferred stock-based compensation. The Company amortizes deferred stock-based compensation primarily for options granted to purchase Phoenix stock at exercises prices less than the fair market value on the measurement date. For fiscal 2005, amortization of deferred stock-based compensation was $0.2 million and the unamortized deferred stock-based compensation at September 30, 2005 was $0.3 million. For fiscal 2004, amortization of deferred stock-based compensation was $0.2 million and the unamortized deferred stock-based compensation at September 30, 2004 was $0.8 million. For fiscal 2003, amortization of deferred stock-based compensation was $0.2 million and the unamortized deferred stock-based compensation at

September 30, 2003 was $0.7 million. For fiscal 2002, amortization of deferred stock-based compensation was $0.4 million and the unamortized deferred stock-based compensation at September 30, 2002 was $0.6 million.

The fair value of options granted in fiscal 2005, 2004, and 2003 reported above has been estimated as of the date of the grant using a Black-Scholes multiple option pricing model with the following assumptions for the years ended September 30, 2005, 2004, and 2003:

	Employee Stock Options			Employee Stock Purchase Plan		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**
Expected life from grant date (in years)	**4.0**	3.09	3.1	**0.5**	0.5	0.5
Risk-free interest rate	**3.5%**	2.6%	2.1%	**3.2%**	1.6%	1.3%
Volatility	**0.78**	0.84	0.9	**0.53**	0.53	1.14
Dividend yield	**None**	None	None	**None**	None	None

The weighted average estimated fair value of employee stock options granted during fiscal 2005, 2004, and 2003 was $5.33, $4.19, and $3.52 per share, respectively. The weighted average estimated fair value of shares granted under the ESPP Plans during fiscal 2005, 2004, and 2003 was $2.30, $2.35, and $2.71, respectively.

Note 12. Retirement Plans

Employee 401(k) Plan. The Company has a retirement plan ("401(k) Plan"), which qualifies under Section 401(k) of the Internal Revenue Code. This plan covers U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. In addition, the Company's contributions to the 401(k) Plan may be made at the discretion of the Board of Directors. The matching contributions vest over a four-year period, which starts with the participant's employment start date with the Company. Effective January 1, 2000, the Company began matching employee contributions to the 401(k) plan at 100% up to the first 3% of salary contributed to the plan and 50% on the next 3% of salary contributed, up to a maximum company match of $3,000 per participant per year. The Company's contributions to the 401(k) Plan for fiscal 2005, 2004, and 2003 were $0.5 million, $0.4 million, and $0.5 million, respectively.

Non-U.S. Benefits Plans. The Company provides defined benefit plans in certain countries outside the United States. These plans conform to local regulations and practices of the countries in which the Company operates. At September 30, 2005 and 2004 the Company had accrued $2.2 million and $2.0 million, respectively, for all such liabilities.

SCHEDULE II

PHOENIX TECHNOLOGIES LTD.

VALUATION AND QUALIFYING ACCOUNTS
FOR EACH OF THE THREE YEARS ENDED SEPTEMBER 30, 2005

(in thousands)

Year Ended	Balance at Beginning of Year	Provisions	Deductions (1)	Other	Balance at End of Year
ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS					
September 30, 2005	$1,569	$473	$(1,361)	$—	$ 681
September 30, 2004	$1,496	$139	$ (66)	$—	$1,569
September 30, 2003	$1,903	$133	$ (540)	$—	$1,496

(1) Deductions primarily represent the write-off of uncollectible accounts receivable and the reduction of estimated allowances for sales returns.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Acquisition Agreement, dated as of December 21, 2001, among Phoenix, StorageSoft, Inc., StorageSoft Solutions, Inc., StorageSoft BV, Steve Anderson, Doug Anderson and Ramin Razavi (incorporated herein by reference to Exhibit 4.1 to Phoenix's Report on Form 10-Q for the quarter ended December 31, 2001, SEC file number 000-17111).
2.2	Tender and Voting Agreement by and between Phoenix and Synopsys, Inc. dated July 23, 2002 (incorporated herein by reference to Exhibit 2.1 to Phoenix's Report on Form 8-K dated July 23, 2002, SEC file number 000-17111).
3.1	Amended and Restated Certificate of Incorporation of Phoenix dated June 29, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed with the SEC on May 26, 1998, Registration Statement No. 333-53607).
3.2	By-laws of Phoenix as amended through February 6, 1995 (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed with the SEC on March 10, 1995, Registration Statement No. 33-58027).
4.1	Phoenix Preferred Share Purchase Rights Plan dated October 28, 1999 (incorporated herein by reference to Exhibit 1 to Phoenix's Form 8-A filed with the SEC on October 28, 1999, SEC file number 000-17111).
10.1*	1994 Equity Incentive Plan, as amended through February 28, 1996 (incorporated herein by reference to Exhibit 10.17 to Phoenix's Report on Form 10-K for the fiscal year ended September 30, 1995, SEC file number 000-17111).
10.2*	1996 Equity Incentive Plan, as amended through December 12, 1996 (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed on January 27, 1997, Registration Statement No. 333-20447).
10.3*	1997 Non-statutory Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to Phoenix's Registration Statement on Form S-8 filed on October 2, 1997, Registration Statement No. 333-37063).
10.4*	1998 Stock Plan (incorporated herein by reference to Exhibit 99.1 to Phoenix's Registration Statement on Form S-8 filed on June 5, 1998, Registration Statement No. 333-56103).
10.5*	Employment Agreement dated June 8, 1999 between Phoenix and Albert E. Sisto (incorporated herein by reference to Exhibit 10.59 to Phoenix's Report on Form 10-K for the fiscal year ended September 30, 1999, SEC file number 000-17111).
10.6*	1999 Director Option Plan (incorporated herein by reference to Exhibit 4.2 to Phoenix's Registration Statement on Form S-8 filed on December 5, 2001, Registration Statement No. 333-74532).
10.6.1*	Form of Stock Option Agreement for 1999 Director Option Plan.
10.7*	1999 Stock Plan, as amended April 9, 2002 (incorporated herein by reference to Exhibit 10.1 to Phoenix's Report on Form 10-Q for the quarter ended March 31, 2002 SEC file number 000-17111).
10.7.1*	Form of Stock Option Agreement for 1999 Stock Plan.
10.8*	2001 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to Phoenix's Report on Form 10-Q for the quarter ended March 31, 2002, SEC file number 000-17111).
10.9*	Employment Agreement dated October 1, 2001 between Phoenix and David L. Gibbs (incorporated herein by reference to Exhibit 10.16 to Phoenix's Report on Form 10-K for the year ended September 30, 2002, SEC file number 000-17111).
10.10*	Employment Agreement dated August 8, 2002 between Phoenix and W. Curtis Francis (incorporated herein by reference to Exhibit 10.17 to Phoenix's Report on Form 10-K for the year ended September 30, 2002, SEC file number 000-17111).

Exhibit Number	Description
10.11*	Employment Agreement dated June 16, 2003 between Phoenix and Randall Bolten (incorporated herein by reference to Exhibit 10.13 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
10.12	Standard Industrial Lease—Full Net between WB Murphy Ranch, L.L.C. of the United States as Landlord and Phoenix (incorporated herein by reference to Exhibit 10.14 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
10.13*	Severance Agreement dated March 15, 2004, between Phoenix and Michael J. Vanneman (incorporated herein by reference to Exhibit 10.14 to Phoenix's Report on Form 10-K for the year ended September 30, 2004, SEC file number 000-17111).
10.14*	Severance Agreement dated November 22, 2004 between Phoenix and Ramesh Kesanupalli.
10.15*	Severance Agreement dated January 12, 2004 between Phoenix and Scott C. Taylor.
14.1	Code of Ethics (incorporated herein by reference to Exhibit 4.1 to Phoenix's Report on Form 10-K for the year ended September 30, 2003, SEC file number 000-17111).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney. See signature page.
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.

* Management contract or compensatory plan or arrangement.

Corporate Information

Board of Directors

Albert E. Sisto
Chairman, President & Chief Executive Officer
Phoenix Technologies Ltd.

David S. Dury
Co-Founder
Mentor Capital Group, LLC

Taher Elgamal
Chief Technology Officer
Securify, Inc.

Anthony P. Morris
Principal
Morris & Associates

Richard M. Noling
Former Chief Executive Officer
ThinGap Motor Technologies

Anthony Sun
General Partner
Venrock Associates

Senior Management

Albert E. Sisto
Chairman of the Board, President
& Chief Executive Officer

David L. Gibbs
Senior Vice President & General Manager
Worldwide Field Operations Division

W. Curtis Francis
Senior Vice President, Corporate
Strategy & Development Division

Ramesh Kesanupalli
Senior Vice President & General Manager
Worldwide Product Operations Division

Scott C. Taylor
Vice President, General Counsel
& Secretary

Legal Counsel

Orrick, Herrington & Sutcliffe LLP
San Francisco, CA

Independent Auditors

Ernst & Young LLP
San Jose, CA

Transfer Agent & Registrar

Computershare
Canton, MA

SEC Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available on request without charge by contacting the Company at 408.570.1319 or by accessing the Company's web site at www.phoenix.com

Annual Meeting of Shareholders

The annual meeting of the shareholders will be held on March 6, 2006, at 2:00 p.m. PST at the Company's Headquarters, 915 Murphy Ranch Road, Milpitas, CA 95035

Common Stock

Ticker Symbol: PTEC
NASDAQ

www.phoenix.com

Phoenix Worldwide Offices
Corporate Headquarters
915 Murphy Ranch Road
Milpitas, CA 95035
408.570.1000 main
408.570.1001 fax

U.S.
Rockville, Maryland
Norwood, Massachusetts
Beaverton, Oregon

Asia
Beijing, China
Hong Kong, China
Nanjing, China
Shanghai, China
Shenzhen, China
Hyderabad, India
Osaka, Japan
Tokyo, Japan
Seoul, South Korea
Taipei, Taiwan

Europe
Munich, Germany
Zaltbommel, The Netherlands



www.phoenix.com

Secure from the START

Phoenix Technologies is a global market leader in device-defining software that enables endpoint security from the start. The company first established dominant industry leadership over 25 years ago with BIOS software. From this unique foundation of core level expertise and firmware offering the highest levels of reliability, Phoenix has created a portfolio of innovative software products that simply and easily identify and restore devices, thereby assuring users unparalleled endpoint security and availability.

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035 USA
408.570.1000 main
408.570.1001 fax

800.446.9202 North America sales
781-BUY PTEC Outside North America sales